Exhibit 99.2

FROM THE CHAIRMAN Douglas Penrose, B. Comm., CPA, CA Chairman

TO OUR SHAREHOLDERS:

You are invited to participate in the annual general meeting of shareholders of First Majestic Silver Corp. to be held at 10:00 a.m. (Vancouver time) on Tuesday, June 9, 2020. This year, out of an abundance of caution, to proactively deal with the unprecedented public health impact of the coronavirus disease 2019, also known as COVID-19, and to mitigate risks to the health of safety of our shareholders, employees and other stakeholders, we will hold our meeting in a virtual-only format.

The business to be considered at the annual general meeting is described in the accompanying Notice of Meeting and Management Information Circular which contains important information about the meeting, voting, the nominees for election as directors, our governance practices and how we compensate our executives and directors.

Your vote is important. We encourage you to participate in this process by voting your shares, and, if possible, by participating in the annual general meeting via webcast where you can consider and vote on a number of important matters. We will provide live coverage of the annual general meeting via webcast online at https://web.lumiagm.com/253166931.

Thank you for your support as shareholders and I hope you can join us via the webcast on June 9, 2020.

Douglas Penrose, B. Comm., CPA, CA

Chairman

FROM THE PRESIDENT AND CEO

TO OUR SHAREHOLDERS:

For First Majestic, 2019 was a record year. Our emphasis on technology-driven efficiency and disciplined leadership delivered record growth and strong results by nearly every financial measure. We invested in innovation, revitalized our management team, and continued to support the communities in the regions where we work. We enter 2020 with the building blocks in place for continued, profitable growth.

In 2019, we completed a strong year of exploration which we're confident will lead to additional resources at our two largest mines, San Dimas and Santa Elena. This large exploration budget is expected to continue throughout 2020.

We continued to strengthen our senior management team, while unfortunately making some tough choices regarding restructuring the business. We put our higher-cost operations on hold, and focused on our high-grade, higher volume and lower-cost cornerstone mines.

Since acquiring the San Dimas mine, we have transformed it into a world-class asset: a high-quality, low-cost producer with a long future. Under our management, San Dimas has exceeded guidance with continuous quarter-on-quarter improvement.

At Santa Elena, 2019 marked the successful installation of a new HIG (High Intensity Grinding) mill which has been giving Santa Elena record silver/gold recoveries. This HIG mill is the first of its kind operating in Latin America, and is setting the stage for this technology to be installed throughout our business.

In May of 2019, we were very happy to receive the final permit for developing the high grade Ermitaño deposit, which is only four kilometres from Santa Elena milling operation. Development is now underway, with the objective of extracting ore in early to mid-2021, which will be sent to the nearby mill.

At our third operating mine, La Encantada, we experienced higher grades and much higher recoveries due to some changes that were made in the mill. La Encantada ended 2019 at its strongest production levels in five years, adding nicely to our record year.

In past months, a series of factors combined to put some of our mining operations on hold: the La Guitarra mine closed in 2018, and in 2019, the San Martin and La Parrilla mines closed. Late in 2019, we announced the closing of operations at the Del Toro mine scheduled for early 2020.

In 2020, with our three largest and most profitable mines operating, First Majestic will produce only silver and gold, rather than our historic mix of metals including lead and zinc. We feel, despite the difficulty in making these decisions, the results will show a leaner, more efficient and more profitable company going forward.

We remain committed to Mexico and the communities surrounding our mines, and are continuing our exploration programs in order to develop additional resources that may allow these mines to potentially re-open in the future. In the meantime, we are maintaining our social programs in order to assist these communities with their basic needs.

In closing, I would like to acknowledge our revitalized management team, including David Smith, our new VP of Human Resources, and Jose Hernandez, who was promoted to VP of Innovation, Processing & Metallurgy.

Keith Neumeyer President and CEO

I would like to express special gratitude to Ramon Mendoza, our VP of Technical Services, who took over as interim VP of Operations, without relinquishing his pre-existing obligations. Ramon handled the situation with skill, and provided the stability that allowed us to take the time required to seek a new Chief Operating Officer. By the time this letter is released, Steven Holmes will have been announced as our new COO, with a mandate to continue driving costs down. I warmly welcome Steve to the First Majestic team.

I want to take this opportunity to thank the dedicated First Majestic employees who contribute to our success every day, and whose shared vision allows First Majestic to progress and succeed. I have the greatest confidence in their ability to deal with any challenges we will face in our exciting future that I see for First Majestic.

Keith Neumeyer

Prsident and CEO

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS Date: Tuesday, June 9, 2020 Time: 10:00 a.m. (Vancouver time) Place: Via webcast at https://web.lumiagm.com/253166931 Record Date: April 10, 2020

NOTICE is hereby given that the Annual General Meeting (the "Meeting") of the shareholders of First Majestic Silver Corp. (the "Company") will be held via webcast at https://web.lumiagm.com/253166931 on Tuesday, June 9, 2020 at 10:00 a.m. (Vancouver time). At the Meeting, the shareholders will receive the financial statements for the year ended December 31, 2019, together with the auditor's report thereon, receive and consider the report of the directors, and consider resolutions:

1. To set the number of directors of the Company at six.

2. To elect the directors of the Company to serve until the next annual general meeting of shareholders.

3. To appoint Deloitte LLP, Independent Registered Public Accounting Firm, as auditors for the Company to hold office until the next annual general meeting of shareholders of the Company and to authorize the directors to fix the remuneration to be paid to the auditors.

4. To vote on an advisory resolution with respect to the Company's approach to executive compensation.

5. To transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The record date for notice and for voting at the Meeting is April 10, 2020. Only registered shareholders at the close of business on April 10, 2020 will be entitled to vote at the Meeting.

If you are a registered shareholder of the Company and are unable to attend the Meeting via webcast, please read, sign and date the form of proxy for the Meeting (the "Proxy") and deposit it with Computershare Investor Services Inc. ("Computershare") by courier or mail at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department, or by facsimile at 1-866-249-7775 (toll-free in North America) or 1-416-263-9524 (international) by 10:00 a.m. (Vancouver time) on Friday, June 5, 2020 or at least 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting). Alternatively, registered shareholders may vote by telephone (1-866-732-8683) or online (www.investorvote.com) using the control number listed on the Proxy.

If you are a non-registered shareholder of the Company, please complete and return the voting instruction form (or other accompanying form) in accordance with the instructions for completion and deposit.

All shareholders may attend the Meeting via webcast but must follow the instructions set out in the accompanying information circular if they wish to vote at the Meeting.

The Company has adopted the notice and access model ("Notice and Access") provided for under National Instrument 54-101-Communication with Beneficial Owners of Securities of a Reporting Issuer for the delivery of the Notice of Meeting, information circular, financial statements and management's discussion and analysis for the year ended December 31, 2019 (collectively, the "Meeting Materials") to shareholders for the Meeting. Under Notice and Access, instead of receiving printed copies of the Meeting Materials, shareholders receive a Notice and Access notification containing details of the Meeting date, location and purpose, as well as information on how they can access the Meeting Materials electronically. Shareholders with existing instructions on their account to receive printed materials will receive a printed copy of the Meeting Materials. Other shareholders wishing to receive a printed copy of the Meeting Materials should follow the instructions set out in the Notice and Access notification.

DATED at Vancouver, British Columbia, this 8th day of May, 2020.

ON BEHALF OF THE BOARD OF DIRECTORS

OF FIRST MAJESTIC SILVER CORP.

Keith Neumeyer

President and Chief Executive Officer

PROXY SUMMARY

This summary highlights information contained in this Management Information Circular (the "Information Circular"). The summary does not contain all of the information that you should consider. Shareholders are encouraged to read the entire Information Circular carefully prior to voting.

Annual General Meeting Details

Date Tuesday, June 9, 2020	Location https://web.lumiagm.com/253166931	Time 10:00 a.m. (Vancouver time)

Shareholder Voting Matters

Matter to be Voted on	Management's Recommendation	Reference Page
Election of Directors	For each nominee	Page 9
Appointment and Remuneration of Auditors	For	Page 18
Advisory Vote on Executive Compensation	For	Page 18

Director Nominees

Shareholders will be asked to elect six directors to act as members of the Board until the next annual general meeting of shareholders unless an office is earlier vacated. The following chart provides summary information about each director nominee. Additional information regarding the nominees may be found beginning at page 11 of this Information Circular.

Name	Principal Occupation	Year First Appointed	Independent	Committee Participation
				Audit	Corporate Governance	Compensation and Nominating
Keith Neumeyer	President and Chief Executive Officer of the Company	1998	No
Douglas Penrose	Retired	2006	Yes	Chair	●	●
Nicole Adshead-Bell	Portfolio Manager, Sprott Asset Management USA Inc.	2020	Yes	●	●
Marjorie Co	Business Development Professional/Lawyer	2017	Yes		Chair	●
Ana Lopez	Human Resources Executive	N/A	Yes
Robert A. McCallum	Retired	2005	Yes	●		Chair

PART ONE VOTING INFORMATION

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the management of First Majestic Silver Corp. ("First Majestic" or the "Company"). The accompanying form of proxy (the "Proxy") is for use at the Annual General Meeting of shareholders of the Company (the "Meeting") to be held on June 9, 2020 via webcast for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors and employees of the Company (for no additional compensation). The Company may retain other persons or companies to solicit proxies on behalf of management, in which event customary fees for such services will be paid. All costs of solicitation will be borne by the Company.

Unless otherwise indicated, all references in this Information Circular to "$" refer to United States dollars, unless Canadian dollars (C$) are indicated. Unless otherwise indicated, any United States dollar amounts which have been converted from Canadian dollars have been converted at an exchange rate of C$1.00 = US$0.7699, being the exchange rate quoted by the Bank of Canada on December 31, 2019.

This Information Circular is dated May 8, 2020. Unless otherwise stated, information in this Information Circular is as of April 10, 2020.

Notice and Access Process

The Company has adopted the notice and access model ("Notice and Access") provided for under National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101") for the delivery of the Notice of Meeting, this Information Circular, financial statements and management's discussion and analysis for the year ended December 31, 2019 (collectively, the "Meeting Materials") to shareholders for the Meeting. The Company has adopted this alternative means of delivery in order to further its commitment to environmental sustainability and to reduce its printing and mailing costs.

Under Notice and Access, instead of receiving printed copies of the Meeting Materials, shareholders receive a Notice and Access notification containing the Meeting date, location and purpose, as well as information on how they can access the Meeting Materials electronically. Shareholders with existing instructions on their account to receive printed materials will receive a printed copy of the Meeting Materials.

Shareholders who receive a Notice and Access notification can request that printed copies of the Meeting Materials be sent to them by postal delivery at no cost to them up to one year from the date of the filing of this Information Circular on SEDAR. Shareholders with questions about the Notice and Access system, or who would like to request printed copies of the Meeting Materials, should contact the Company's Corporate Secretary, toll-free, at 1-866-529-2807. A request for printed copies which are required in advance of the Meeting should be made no later than May 22, 2020 in order to allow sufficient time for mailing.

Voting Instructions

Registered Shareholders

Registered shareholders are persons who hold common shares of the Company that are registered directly in their names. Registered shareholders may vote by participating in the Meeting via webcast, by appointing proxyholders, by telephone or by voting online.

Registered shareholders that wish to participate in the Meeting via webcast do not need to complete and deposit the form of proxy (the "Proxy"). For information on how to participate in the Meeting via the webcast, see "How to Participate in the Meeting via Webcast" below.

Registered shareholders that wish to appoint a proxyholder to vote at the Meeting may complete the Proxy. The Proxy names a director and/or officer of the Company as a proxyholder/alternate proxyholder (the "Management Designees"). Shareholders have the right to appoint a person or company to represent the shareholder at the meeting other than the Management Designees. Registered shareholders that wish to appoint another person (who need not be a shareholder) to serve as proxyholder/alternate proxyholder at the Meeting may do so by striking out the names of the Management Designees and inserting the name(s) of the desired proxyholder/alternate proxyholder in the blank space provided in the Proxy. However, if a registered shareholder appoints a third party proxyholder they must ALSO register their proxyholder so such proxyholder can participate in the webcast. Please see "How to Participate in the Meeting via Webcast" below for information on how to register a third party proxyholder.

Registered shareholders may direct the manner in which their common shares are to be voted or withheld from voting at the Meeting by marking their instructions on the Proxy. Any common shares represented by the Proxy will be voted or withheld from voting by the Management Designees/proxyholder/alternate proxyholder in accordance with the instructions of the registered shareholder contained in the Proxy. If there are no instructions, those common shares will be voted "for" each matter set out in the Notice of Meeting. The Proxy grants the proxyholder discretion to vote as such person sees fit on any amendments or variations to matters identified in the Notice of Meeting, or any other matters which may properly come before the Meeting.

At the time of printing of this Information Circular, management knows of no other matters which may come before the Meeting other than those referred to in the Notice of Meeting. No person who is a director of the Company has informed Management that he intends to oppose any action to be taken by Management at the Meeting.

Alternatively, registered shareholders may vote by telephone (1-866-732-8683) or online (www.investorvote.com) using the control number listed on the Proxy.

To be valid, a completed Proxy must be deposited with or telephonic/online votes must be received by Computershare Investor Services Inc. ("Computershare") by 10:00 a.m. (local time in Vancouver, British Columbia) on June 5, 2020 or at least 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting.

A Proxy may be revoked by:

(a) completing a Proxy with a later date and depositing it by the time and at the place noted above;

(b) signing and dating a written notice of revocation and delivering it to Computershare, or by transmitting a revocation by telephonic or electronic means, to Computershare, at any time up to and including the last business day preceding the day of the Meeting, or any postponement or adjournment, at which the Proxy is to be used, or delivering a written notice of revocation and delivering it to the Chairman of the Meeting on the day of the Meeting or any postponement or adjournment; or

(c) attending the Meeting or any postponement or adjournment via webcast and accepting the terms and conditions when entering the meeting online (in which case any votes cast by the shareholder on a ballot will be counted and the submitted Proxy will be disregarded).

Non-Registered Holders

Non-registered shareholders are persons who hold common shares that are registered in the name of an intermediary (such as a broker, bank, trust company, securities dealer, trustees or administrators of RRSPs, RRIFs, RESPs or similar plans) or clearing agency (such as CDS Clearing and Depository Services Inc. or The Depository Trust Company). Non-registered shareholders may participate in the Meeting via the webcast (either themselves or through a proxyholder) or through intermediaries using the voting instruction form (or other accompanying form). Alternatively, some non-registered shareholders may be able to vote by telephone or online and should refer to the voting instruction form (or other accompanying form) for further details and instructions.

If a non-registered shareholder wishes to participate in the webcast (either in person or through a nominee) and vote at the Meeting, it is critical to follow the required procedures for appointing proxyholders given that the Company does not have unrestricted access to the names of the Company's non-registered shareholders and accordingly would not otherwise have any record of a non-registered shareholder's entitlement to vote at the Meeting.

Non-registered shareholders may appoint themselves or nominees as proxyholders using one of the following procedures:

(a) carefully following the instructions for appointing a proxyholder contained in the voting instruction form (or other accompanying form) and ensuring that such request is communicated to the appropriate person well in advance of the Meeting and in accordance with such instructions; or

(b) unless prohibited by applicable corporate law, submitting any other document in writing to the Company requesting the non-registered shareholder or its nominee be given authority to attend, vote and otherwise act for and on behalf of the registered shareholder in respect of all matters that may come before the Meeting or any postponement or adjournment by 10:00 a.m. (Vancouver time) on June 4, 2020 (or before 72 hours, excluding Saturdays, Sundays and holidays before any postponement or adjournment of the Meeting).

If you are a United States non-registered holder, in order to participate in the webcast (either in person or through a nominee) and vote at the Meeting, you must first obtain a valid legal proxy from your broker, bank or other agent and then register in advance to participate in the webcast. Follow the instructions from your broker or bank included with these proxy materials, or contact your broker or bank to request a legal proxy form. After first obtaining a valid legal proxy from your broker, bank or other agent, to then register to participate in the webcast, you must submit a copy of your legal proxy to Computershare or by email USlegalproxy@computershare.com. Requests for registration should be directed to:

Computershare

100 University Avenue

8th Floor

Toronto, Ontario

M5J 2Y1

OR

Email: USlegalproxy@computershare.com

Requests for registration must be labeled as "Legal Proxy" and be received by 10:00 a.m. (local time in Vancouver, British Columbia) on June 5, 2020 or at least 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting. You will receive a confirmation of your registration by email after we receive your registration materials. You may participate in the webcast and vote your shares at https://web.lumiagm.com/253166931 during the Meeting. Please note that you are required to register your appointment at http://www.computershare.com/FirstMajestic.

Non-registered shareholders that wish to vote through their intermediaries using the voting instruction form (or other form) accompanying the Notice and Access notification should carefully follow the instructions contained in the voting instruction form (or other form) accompanying the Notice and Access notification and should ensure that such instructions are communicated to the appropriate person well in advance of the Meeting.

Non-registered shareholders should refer to the voting instruction form (or other form) accompanying the Notice and Access notification to determine if telephonic or online voting is available.

Non-registered shareholders that wish to change their voting instructions or to appoint a proxyholder after delivering voting instructions in accordance with the instructions on a voting instruction form (or other form) accompanying the Notice and Access notification should contact the Company's Corporate Secretary toll-free, at 1-866-529-2807, to discuss whether this is possible and what procedures must be followed.

If a non-registered shareholder wishes to participate in the Meeting via the webcast, they will need to appoint themselves (or a nominee) as proxyholder and subsequently register the proxyholder with Computershare. Please see "How to Participate in the Meeting via Webcast" below for information on how to register a proxyholder. Registering the proxyholder is an additional step once the proxy/voting instruction form has been submitted.

Distribution to Non-Registered Shareholders

Pursuant to the provisions of NI 54-101, the Company is sending the Notice and Access notification to both registered and non-registered shareholders. Non-registered shareholders fall into two categories: those who object to their identity being known to the Company ("OBOs") and those who do not object to their identity being made known to the Company ("NOBOs").

The Company is sending the Notice and Access notification directly to NOBOs pursuant to NI 54-101. If you are a non-registered shareholder, and the Company or its agent has sent the Notice and Access notification directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding common shares on your behalf. By choosing to send the Notice and Access notification to you directly, the Company (and not the intermediary holding common shares on your behalf) has assumed responsibility for (i) delivering the Notice and Access notification to you, and (ii) executing your proper voting instructions.

The Company will assume the costs of delivery of proxy-related materials for the Meeting to OBOs.

How to Participate in the Meeting via Webcast

The meeting will be hosted online by way of a live webcast. Shareholders will not be able to attend the meeting in person. A summary of the information shareholders will need to attend the online meeting is provided below. The meeting will begin at 10:00 am on June 9, 2020.

Shareholders and duly appointed proxyholders can attend the meeting online by going to https://web.lumiagm.com/253166931.

Registered Shareholders and duly appointed proxyholders can participate in the meeting by clicking "I have a login" and entering a Username and Password before the start of the meeting. For registered shareholders the 15-digit control number located on the form of proxy or in the email notification you received is the Username. For duly appointed proxyholders, Computershare will provide the proxyholder with a Username after the voting deadline has passed. The Password to the meeting for all participants is "firstmajestic2020".

Shareholders who wish to appoint a third-party proxyholder (being a person other than the Management Designees) to represent them at the online meeting must submit their proxy or voting instruction form (as applicable) prior to registering their proxyholder. Registering the proxyholder is an additional step once a shareholder has submitted their proxy/voting instruction form. Failure to register a duly appointed proxyholder will result in the proxyholder not receiving a Username to participate in the meeting. To register a proxyholder, shareholders MUST visit http://www.computershare.com/FirstMajestic by 10:00 a.m. (local time in Vancouver, British Columbia) on June 5, 2020 or at least 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting and provide Computershare with their proxyholder's contact information, so that Computershare may provide the proxyholder with a Username via email.

It is important that you are connected to the internet at all times during the meeting in order to vote when balloting commences.

As set out above, registered shareholders that have a 15-digit control number, along with duly appointed proxyholders who were assigned a Username by Computershare will be able to vote and submit questions during the meeting. To do so, please go to https://web.lumiagm.com/253166931 prior to the start of the meeting to login.

Click on "I have a login" and enter your 15-digit control number or Username along with the password "firstmajestic2020". Non-registered shareholders who have not appointed themselves to vote at the meeting, may login as a guest, by clicking on "I am a Guest" and complete the online form. Note that guests cannot vote or raise questions at the Meeting.

If you are using a 15-digit control number to login to the online meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies. However, in such a case, you will be provided the opportunity to vote by ballot on the matters put forth at the meeting. If you DO NOT wish to revoke all previously submitted proxies, do not accept the terms and conditions, in which case you can only enter the meeting as a guest. Note that guests cannot vote or raise questions at the Meeting.

In order to vote or raise questions at the Meeting, shareholders must have a valid 15-digit control number and proxyholders must have received an email from Computershare containing a Username.

Voting Securities and Principal Holders Thereof

The authorized capital of the Company consists of an unlimited number of common shares without par value. As at April 10, 2020 there were 209,549,226 common shares without par value issued and outstanding.

Only registered shareholders of record at the close of business on April 10, 2020 (the "Record Date") who either personally attend the Meeting via webcast or who have completed and delivered a Proxy, or non-registered shareholders who have delivered a voting instruction form (or other accompanying form), in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

Each shareholder is entitled to one vote for each common share held as of the Record Date. The failure of any shareholder to receive the Notice of Meeting does not deprive such shareholder of his or her entitlement to vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, as of the Record Date, there are no persons or companies who beneficially own or exercise control or direction, directly or indirectly, over common shares carrying more than 10% of the voting rights attached to all outstanding common shares of the Company.

PART TWO BUSINESS OF THE MEETING

The Meeting will address the following matters:

1. Receiving the Company's audited consolidated financial statements for the year ended December 31, 2019, together with the auditor's report thereon.

2. Setting the number of directors at six.

3. Electing the directors who will serve until the next annual general meeting of shareholders.

4. Appointing the auditors that will serve until the next annual general meeting of shareholders and authorizing the board of directors of the Company (the "Board" or "Board of Directors") to set their remuneration.

5. Voting on an advisory resolution with respect to the Company's approach to executive compensation.

6. Transacting any such other business as may properly be brought before the Meeting.

Receiving the Consolidated Financial Statements

The audited financial statements of the Company for the year ended December 31, 2019, together with the auditor's report on those statements (the "Financial Statements"), will be presented to the shareholders at the Meeting. The Financial Statements are included within the Company's 2019 Annual Report and are available at www.firstmajestic.com/investors/agm-materials/ or under the Company's profile at www.sedar.com. A paper copy may be requested, at no charge to the shareholder, by calling the Corporate Secretary of the Company toll-free at 1-866-529-2807.

Election of Directors

The term of office of each of the present directors expires at the close of the Meeting. Management proposes to nominate the persons listed below in "Nominees for Election of Directors" for election as directors at the Meeting and the Management Designees named in the Proxy intend to vote for the election of these nominees. In the absence of instructions to the contrary, all Proxies will be voted "For" the nominees herein listed. Each director elected at the Meeting will hold office until the Company's next annual general meeting, unless his or her office is earlier vacated. Management does not contemplate that any of the nominees will be unable to serve as a director. In the event that prior to the Meeting any of the listed nominees withdraws or for any other reason will not stand for election at the Meeting, it is intended that discretionary authority shall be exercised by the Management Designees or other proxyholder/alternate proxyholder, as the case may be, named in the Proxy as nominee to vote the shares represented by the Proxy for the election of any other person or persons nominated by the Company to stand for election as directors, unless the shareholder has specified in his, her or its Proxy that the shareholder's shares are to be withheld from voting on the election of directors.

Majority Voting Policy

On April 11, 2013, the Board adopted a policy (the "Majority Voting Policy") which requires that any nominee for director for which there are a greater number of votes "withheld" than votes "for" his or her election will be required to tender his or her resignation as a director of the Company. The Majority Voting Policy was amended on May 20, 2016 and applies only to uncontested elections, which are elections in which the number of nominees for election as director is equal to the number of positions available on the Board. If a nominee for director is required under the Majority Voting Policy to tender his or her resignation, the Board will refer the resignation to the Compensation and Nominating Committee (except in certain circumstances, in which case the Board will review the resignation without reference to the Compensation and Nominating Committee) which will consider the director's resignation and will recommend to the Board whether or not to accept it. The Compensation and Nominating Committee will generally be expected to recommend accepting the resignation, except in situations where extraordinary circumstances would warrant the applicable director to continue to serve on the Board. The Board will act on the Compensation and Nominating Committee's recommendation within 90 days following the certification by the scrutineer of the voting results of the applicable annual meeting and will promptly disclose by press release its decision whether to accept the director's resignation, including the reasons for rejecting the resignation, if applicable. A director who tenders his or her resignation pursuant to the Majority Voting Policy will not participate in any meeting of the Board or the Compensation and Nominating Committee at which the resignation is considered.

Advance Notice Policy

Pursuant to the advance notice policy (the "Advance Notice Policy") adopted by the Board of Directors on April 11, 2013, as amended on March 14, 2017 and May 7, 2018, any additional director nominations for the Meeting must be received by the Company in compliance with the Advance Notice Policy no later than the close of business on May 5, 2020. No such nominations have been received by the Company as of the date hereof.

Director Tenure Policy

On March 6, 2015, the Board adopted a policy to ensure appropriate and ongoing renewal of the Board of Directors in order to sustain Board performance and maintain Board expertise (the "Director Tenure Policy"). The Director Tenure Policy was amended on December 3, 2015. Pursuant to the Director Tenure Policy, subject to receiving strong annual performance assessments and being annually re-elected by shareholders, non-management members of the Board may serve on the Board for the following terms:

• For a maximum of 15 years if such member joined the Board prior to January 1, 2015; or

• For a maximum of 10 years if such member joined the Board on or after January 1, 2015.

The Board may, on recommendation from the Compensation and Nominating Committee, extend the term of a non-management director who joined the Board on or after January 1, 2015 for a subsequent five year period.

Nominees for Election as Directors

The tables below set out the names of each of the nominees for election as directors, the municipality and province or state and country in which each is ordinarily resident, all offices of the Company now held by each of them, each nominee's principal occupation, business or employment, the period of time for which each nominee has served as a director of the Company and the number of shares of the Company beneficially owned by each nominee, directly or indirectly, or over which each nominee exercised control or direction as at April 10, 2020, and as at December 31, 2019 and 2018. All of the proposed nominees, other than Nicole Adshead-Bell and Ana Lopez, were duly elected as directors at the last Annual General Meeting of shareholders held on May 23, 2019. Dr. Adshead-Bell was appointed by the Board of Directors on January 1, 2020 to fill the vacancy caused by the retirement of Mr. David Shaw as a director on December 31, 2019 in accordance with the Director Tenure Policy. Ms. Lopez is a director nominee.

The Board recommends that shareholders vote FOR the director nominees.

KEITH NEUMEYER Zug, Switzerland Age: 60 Director since December 1998 Not Independent Principal Occupation: President and Chief Executive Officer of the Company since November 2001

Mr. Neumeyer has worked in the investment community for over 35 years. Mr. Neumeyer began his career at a number of Canadian national brokerage firms and moved on to work with several publicly traded companies in the resource and high technology sectors. His roles have included senior management positions and directorships in the areas of finance, business development, strategic planning and corporate restructuring. Mr. Neumeyer was the original and founding President of First Quantum Minerals Ltd. (T-FM). Mr. Neumeyer founded First Majestic in 2002. Mr. Neumeyer has also listed a number of companies on the Toronto Stock Exchange ("TSX") and as such has extensive experience dealing with the financial, regulatory, legal and accounting issues that are relevant in the investment community.

Primary Skills and Expertise		2019 Continuing Education
Strategic Leadership International Business Mergers and Acquisitions Corporate Finance Industry Expertise Risk Management Human Resources Government and Community Relations

TD Securities Mining Conference

BMO Capital Markets Global Metals & Mining Conference

Prospectors & Developers Association of Canada (PDAC) Conference

European Gold Forum

BAML Global Metals, Mining and Steel Conference

Sprott Natural Resources Symposium

Denver Gold Forum

Cambridge Silver & Gold Summit

International Precious Metals & Commodities Show

Zurich Precious Metals Summit

Multiple site visits to the Company's mines

Voting Results of 2019 Annual General Meeting
For	Withheld
99.12%	0.88%

Board and Committee Membership and Attendance
Board	14 / 15 93%

Other Reporting Issuer Directorships
First Mining Gold Corp. (Chairman)

Options, share-based awards and common shares (held as at April 10)

Year	Options	Share-based awards	Common shares	Total value of common shares, share-based awards and in-the-money options(1)	Meets ownership guidelines

2020	1,320,000	46,000	3,594,501	$27,244,123	Yes

Options, share-based awards and common shares (held as at December 31)

Year	Options	Share-based awards	Common shares	Total value of common shares, share-based awards and in-the-money options(2)(3)	Meets ownership guidelines

2019	1,150,000	60,000	3,527,196	$50,540,880	Yes
2018	1,340,000	N/A	3,355,250	$20,834,136	Yes

(1) The value at April 10, 2020 is based on the closing price on the TSX as of April 10, 2019 of C$9.86 converted to $7.05 using the April 10, 2019 exchange rate of $0.7151.

(2) The value at December 31, 2019 is based on the closing price on the TSX as of December 31, 2019 of C$15.93 converted to $12.26 at year end exchange rate of $0.7699.

(3) The value at December 31, 2018 is based on the closing price on the TSX as of December 31, 2018 of C$8.02 converted to $5.88 at year end exchange rate of $0.733.

DOUGLAS PENROSE, B. Comm., CPA, CA British Columbia, Canada Age: 72 Director since September 2006 Chairman of the Board since January 1, 2012 Independent Principal Occupation: Retired

Mr. Penrose received his Bachelor of Commerce degree from the University of Toronto. He has been a member of the Institute of Chartered Accountants of Ontario from 1974 to 2008 and the Institute of Chartered Accountants of British Columbia since 1978. Mr. Penrose brings over 30 years of experience in leadership positions in accounting and corporate finance. Mr. Penrose was formerly the Vice President of Finance and Corporate Services for the British Columbia Lottery Corporation.

Primary Skills and Expertise		2019 Continuing Education
Strategic Leadership International Business Mergers and Acquisitions Corporate Finance Industry Expertise Accounting Risk Management Human Resources and Information Technology		Vancouver Resource Investment Conference Mineral Exploration and Mining Essentials
Voting Results of 2019 Annual General Meeting
For	Withheld
98.76%	1.24%

Board and Committee Membership and Attendance
Board	15 / 15 100%
Audit Committee (Chair)	8 / 8 100%
Compensation Committee	5 / 5 100%

Other Reporting Issuer Directorships
None

Options, share-based awards and common shares (held as at April 10)

Year	Options	Share-based awards	Common shares	Total value of common shares, share-based awards and in-the-money options(1)	Meets ownership guidelines

2020	102,034	10,000	30,000	$337,242	Yes

Options, share-based awards and common shares (held as at December 31)

Year	Options	Share-based awards	Common shares	Total value of common shares, share-based awards and in-the-money options(2)(3)	Meets ownership guidelines

2019	See note(4)	5,000	See note(4)	See note(4)	See note(4)
2018	205,132	N/A	60,000	$587,286	Yes

(1) The value at April 10, 2020 is based on the closing price on the TSX as of April 10, 2020 of C$9.86 converted to $7.05 using the April 10, 2020 exchange rate of $0.7151.

(2) The value at December 31, 2019 is based on the closing price on the TSX as of December 31, 2019 of C$15.93 converted to $12.26 at year end exchange rate of $0.7699.

(3) The value at December 31, 2018 is based on the closing price on the TSX as of December 31, 2018 of C$8.02 converted to $5.88 at year end exchange rate of $0.733.

(4) On December 30, 2019, Mr. Penrose held 30,000 Common shares and 155,218 options. Mr. Penrose sold 70,416 common shares on December 30, 2019 in order to fund the exercise of 70,416 options. Due to administrative matters relating to the exercise, the 70,416 options were not exercised until January 6, 2020. As of such date, Mr. Penrose held 30,000 Common shares. As Mr. Penrose remained in substantial compliance with the share ownership guidelines, the Company has determined that Mr. Penrose meets the ownership guidelines as at December 31, 2019.

NICOLE ADSHEAD-BELL, Ph.D. British Columbia, Canada Age: 46 Director since January 2020 Independent Principal Occupation: Portfolio Manager, Sprott Asset Management USA, Inc.

Dr. Adshead-Bell is a geologist with over 24 years of capital markets and mining sector experience, including a cumulative 12 years as an Independent Director for publicly listed resource companies and six additional years as a Director for the non-profit Association for Mineral Exploration. Her career includes President of Cupel Advisory Corp., a company she founded to focus on mining sector investments and provide strategic advisory, due diligence and research services to institutional funds and mining companies, CEO and Director of ASX-listed Beadell Resources Ltd., a gold mining company, prior to its acquisition in 2019; Director of Mining Research at Sun Valley Gold LLC (an SEC registered investment advisor) and Managing Director of Investment Banking at Haywood Securities. Nicole is currently a Portfolio Manager with Sprott Asset Management USA Inc. She graduated with a Ph.D. in Structural-Economic Geology from James Cook University, North Queensland, Australia.

Primary Skills and Expertise		2019 Continuing Education

Strategic Leadership

International Business

Mergers and Acquisitions

Corporate Finance

Operations

Industry Expertise

Accounting

Risk Management

Human Resources

Government and Community Relations and Environment and Sustainability

AME Roundup Conference

Sprott Natural Resource Symposim

Sprott Resource Lending Fund Investor Day

Beaver Creek Precious Metals Summit

Denver Gold Forum

2019 Finnoscandian Exploration & Mining Conference

Voting Results of 2019 Annual General Meeting
For	Withheld
N/A	N/A

Board and Committee Membership and Attendance
Board	N/A
Compensation	N/A
Corporate Governance	N/A

Other Reporting Issuer Directorships
None

Options, share-based awards and common shares (held as at April 10)

Year	Options	Share-based awards	Common shares	Total value of common shares, share-based awards and in-the-money options(1)	Meets ownership guidelines

2020	17,232	5,000	4,075	$63,987	No(2)

Options, share-based awards and common shares (held as at December 31)

Year	Options	Share-based awards	Common shares	Total value of common shares, share-based awards and in-the-money options	Meets ownership guidelines

2019	N/A	N/A	N/A	N/A	N/A
2018	N/A	N/A	N/A	N/A	N/A

(1) The value at April 10, 2020 is based on the closing price on the TSX as of April 10, 2020 of C$9.86 converted to $7.05 using the April 10, 2020 exchange rate of $0.7151.

(2) Dr. Adshead-Bell became a director on January 1, 2020 and has five years from her date of appointment to comply with the share ownership guidelines described herein.

MARJORIE CO, BSc, LLB, MBA British Columbia, Canada Age: 51 Director since March 2017 Independent Principal Occupation: Business Development Professional/Lawyer

Ms. Co brings over 20 years of legal, business and corporate development experience. She currently provides business development and legal advice for technology-focused organizations and start-up companies. Her previous roles have included being the Director of Strategic Relations at Westport Innovations and Chief Development Officer at The Proof Centre of Excellence. Ms. Co was called to the British Columbia Bar in 1996 and is a Member of the Law Society of British Columbia. Ms. Co obtained her Master of Business Administration and Bachelor of Laws degrees from the University of British Columbia, and her Bachelor of Science degree from Simon Fraser University.

Primary Skills and Expertise		2019 Continuing Education
Strategic Leadership International Business Mergers and Acquisitions Corporate Finance Industry Expertise Accounting Risk Management Human Resources

Vancouver Resource Investment Conference
Foreign Investment in China
Director's and Officer's Liabilities
Hiring Foreign Workers
Director's Consortium
International Trade Drivers
Boardroom Series Essential Eight Technologies
New Canadian Trademark Regime
Introducing Benefit Companies
Expansion of BC's Civil Resolution Tribunal
Restrictive Covenants
Boardroom Series ESG
Labour and Employment Year in Review
An Introduction to Mining and Mineral Processing

Voting Results of 2019 Annual General Meeting
For	Withheld
98.94%	1.06%

Board and Committee Membership and Attendance
Board	15 / 15 100%
Compensation	5 / 5 100%
Corporate Governance	2 / 2 100%

Other Reporting Issuer Directorships
None

Options, share-based awards and common shares (held as at April 10)

Year	Options	Share-based awards	Common shares	Total value of common shares, share-based awards and in-the-money options(1)	Meets ownership guidelines

2020	99,496	10,000	9,215	$190,690	No(4)

Options, share-based awards and common shares (held as at December 31)

Year	Options	Share-based awards	Common shares	Total value of common shares, share-based awards and in-the-money options(2)(3)	Meets ownership guidelines

2019	82,264	5,000	8,215	$569,038	No(4)
2018	50,969	N/A	13,215	$77,686	No(4)

(1) The value at April 10, 2020 is based on the closing price on the TSX as of April 10, 2020 of C$9.86 converted to $7.05 using the April 10, 2020 exchange rate of $0.7151.

(2) The value at December 31, 2019 is based on the closing price on the TSX as of December 31, 2019 of C$15.93 converted to $12.26 at year end exchange rate of $0.7699.

(3) The value at December 31, 2018 is based on the closing price on the TSX as of December 31, 2018 of C$8.02 converted to $5.88 at year end exchange rate of $0.733.

(4) Ms. Co has until March 1, 2022 to comply with the share ownership guidelines.

ANA LOPEZ, B.A. Hons., LLB, CEC British Columbia, Canada Age: 52 Director since N/A(1) Independent Principal Occupation: Human Resource Executive

Ms. Lopez brings over 20 years of experience in human resources, having led broad HR portfolios in the transportation and education sectors. Ms. Lopez is currently the Vice-President Human Resources and People Development at the British Columbia Institute of Technology, and was previously the Vice-President Human Resources at TransLink. Ms. Lopez was called to the British Columbia Bar in 1994 and is a member of the Law Society of British Columbia. Ms. Lopez is a Certified Executive Coach, with a Graduate Certificate in Executive Coaching from Royal Roads University. She received her Bachelor of Laws degree from the University of Ottawa, and her Bachelor of Arts Honours from Carleton University. She is also a 2008 alumnus of the Governor General's Canadian Leadership Conference.

Primary Skills and Expertise		2019 Continuing Education
Strategic Leadership and Human Resources
Voting Results of 2019 Annual General Meeting(1)
For	Withheld
N/A	N/A

Board and Committee Membership(1) and Attendance
Board	N/A
Compensation	N/A
Corporate Governance	N/A

Other Reporting Issuer Directorships
None

Options, share-based awards and common shares (held as at April 10) (1)

Year	Options	Share-based awards	Common shares	Total value of common shares, share-based awards and in-the-money options	Meets ownership guidelines

2020	N/A	N/A	N/A	N/A	No

Options, share-based awards and common shares (held as at December 31) (1)

Year	Options	Share-based awards	Common shares	Total value of common shares, share-based awards and in-the-money options	Meets ownership guidelines

2019	N/A	N/A	N/A	N/A	N/A
2018	N/A	N/A	N/A	N/A	N/A

(1) Ms. Lopez is a director nominee.

ROBERT A. McCALLUM, B.Sc., P.Eng British Columbia, Canada Age: 83 Director since December 2005 Independent Principal Occupation: Retired

Mr. McCallum, now retired, was most recently the president of Kensington Resources Ltd. ("Kensington"), a Canadian public mining company, prior to its merger with Shore Gold Inc. (SGF:TSX) ("Shore Gold"). During Mr. McCallum's tenure at Kensington, he advanced Kensington from a junior exploration company to an advanced-stage development company, increasing the company's profile and eventually orchestrating a merger with Shore Gold. Mr. McCallum graduated in 1959 from the University of Witwatersrand, South Africa, with a Bachelor of Engineering (Mining) followed in 1971 by a PMD (Program for Management Development) at Harvard Graduate School of Business, Boston, Massachusetts. He has a wealth of experience in mining having worked with DeBeers Consolidated Mines and Anglo American Corp Ltd. in South Africa followed by Denison Mines Limited, Cyprus Anvil Mining Corp. and Potash Corporation of Saskatchewan in Canada and Philex Mining in the Philippines.

Primary Skills and Expertise		2019 Continuing Education
Strategic Leadership International Business Mergers and Acquisitions Corporate Finance Operations Industry Expertise Risk Management Human Resources Government and Community Relations

Vancouver Resource Investment Conference
Deloitte - New regulations on data breach response
Deloitte - Navigating financial reporting
Deloitte - Canada's A1 imperative; overcoming risks
Deloitte - Canada's legal landscape
Deloitte - Future of mining with wearables
Deloitte - The new world of cyber risk
Deloitte - Economic outlook 2019
Deloitte - Finding the hidden gems in your workforce
Deloitte - Setting your 2020 goals
Deloitte - Embracing the human face of digital transformation

Voting Results of 2019 Annual General Meeting
For	Withheld
96.69%	3.31%

Board and Committee Membership and Attendance
Board	15 / 15 100%
Audit Committee	8 / 8 100%
Corporate Governance Committee	2 / 2 100%
Compensation Committee	5 / 5 100%

Other Reporting Issuer Directorships
None

Options, share-based awards and common shares (held as at April 10)

Year	Options	Share-based awards	Common shares	Total value of common shares, share-based awards and in-the-money options(1)	Meets ownership guidelines

2020	102,034	5,000	30,127	$302,883	Yes

Options, share-based awards and common shares (held as at December 31)

Year	Options	Share-based awards	Common shares	Total value of common shares, share-based awards and in-the-money options(2)(3)	Meets ownership guidelines

2019	94,802	5,000	30,127	$953,736	Yes
2018	117,132	N/A	30,000	$295,071	Yes

(1) The value at April 10, 2020 is based on the closing price on the TSX as of April 10, 2020 of C$9.86 converted to $7.05 using the April 10, 2020 exchange rate of $0.7151.

(2) The value of the common shares at December 31, 2019 is based on the closing price on the TSX as of December 31, 2019 of C$15.93 converted to $12.26 using the December 31, 2019 exchange rate of $0.7699.

(3) The value at December 31, 2018 is based on the closing price on the TSX as of December 31, 2018 of C$8.02 converted to $5.88 at year end exchange rate of $0.733.

The information as to the municipality and province, state or country of residence, principal occupation, or business or employment and the number of shares beneficially owned by each nominee or over which each nominee exercises control or direction set out above has been furnished by the individual nominees as at April 10, 2020.

No director or proposed director of the Company is, or within the ten years prior to the date of this Information Circular has been, a director, chief executive officer or chief financial officer of any company, including the Company, that while that person was acting in that capacity:

(a) was the subject of a cease trade order, similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days;

(b) was subject to an order issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No director or proposed director of the Company has, within the ten years prior to the date of this Information Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Director Qualifications

As discussed below under "Statement of Corporate Governance Practices - Assessments", the Board of Directors has adopted an annual formal director assessment process. As a part of this process the Board of Directors assesses the skills and expertise necessary to provide effective oversight of the business of the Company. Following is a summary of the skills and expertise possessed by each of the director nominees named in this Information Circular. The lack of a specifically identified area of expertise does not mean that the person in question does not possess the applicable skill or expertise. Rather, a specifically identified area of expertise indicates that the Board of Directors currently relies upon that person for the skill or expertise.

	Keith Neumeyer	Nicole Adshead-Bell	Marjorie Co	Ana Lopez	Robert McCallum	Douglas Penrose

Strategic Leadership - Experience guiding strategic direction and growth of an organization, preferably including the management of multiple significant projects and experience with corporate governance.

	✓	✓	✓	✓	✓	✓

International Business - Experience working in a major organization that carries on business in one or more international jurisdictions, preferably in countries or regions where the Company has or expects to be developing operations.

	✓	✓	✓		✓	✓
Mergers and Acquisitions - Experience with significant mergers and acq uisitions and/or investment banking.	✓	✓	✓		✓	✓
Corporate Finance - Experience in the field of finance, specifically in corporate lending/borrowing transactions and public market transactions.	✓	✓	✓		✓	✓

Operations - Senior level experience with a major resource company with mineral reserves, exploration and operations expertise, and particular experience developing and implementing strong safety, environmental and operational standards.

	✓	✓			✓
Industry Expertise - Experience in the mining industry, market and international regulatory environment.	✓	✓	✓		✓	✓

	Keith Neumeyer	Nicole Adshead-Bell	Marjorie Co	Ana Lopez	Robert McCallum	Douglas Penrose

Accounting - Experience as a professional accountant, a chief financial officer or a chief executive officer or member of the Audit Committee of a reporting issuer; strong understanding of the financial side of an organization, including familiarity with financial reports, internal financial controls and other financial requirements.

		✓	✓		✓	✓
Risk Management - Experience implementing best practices for risk management, including assessing and addressing potential risks of a major organization.	✓	✓	✓		✓	✓

Human Resources - Experience as a board compensation committee member or senior officer responsible for the oversight of compensation and benefit programs, having particular experience with executive compensation programs.

	✓	✓	✓	✓	✓	✓
Information Technology - Experience developing and implementing leading information technology practices at a major organization.	✓					✓

Government and Community Relations - Experience with and fulsome understanding of governmental and public policy and experience developing strong community relations and working relationships with communities and mining regulators in the jurisdictions where the Company operates.

	✓				✓	✓
Environment and Sustainability - Experience with and an understanding of environmental, health and safety issues and sustainable development practices in the mining industry.					✓	✓

Appointment of Auditors

The auditors for the Company are Deloitte LLP, Independent Registered Public Accounting Firm, of 939 Granville Street, British Columbia V6B 1L3. At the Meeting, shareholders will be asked to approve (a) the re-appointment of Deloitte LLP as auditors for the Company to hold office as such until the next Annual General Meeting of the Company and (b) a resolution authorizing the Board of Directors to fix the remuneration to be paid to the auditors for the upcoming year. Deloitte LLP was first appointed as auditors for the Company on December 14, 2004.

The Board recommends that shareholders vote FOR the re-appointment of Deloitte LLP as auditors of the Company until the next Annual General Meeting and FOR the resolution authorizing the Board of Directors to fix their remuneration.

Advisory Vote on Executive Compensation

On March 6, 2014, the Board adopted a policy relating to shareholder engagement and an advisory vote on executive compensation, known as "Say-on-Pay" (the "Say-on-Pay Policy"). The purpose of the Say-on-Pay Policy is to provide appropriate accountability to the shareholders of the Company for the Board's compensation decisions by giving shareholders a formal opportunity to provide their views on the disclosed objectives of the Company's compensation plans for executives, as well as the plans themselves.

In accordance with the Say-on-Pay Policy, at the Meeting, shareholders will be asked to consider a non-binding advisory resolution on executive compensation as follows:

"BE IT RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that: the shareholders accept the approach to executive compensation disclosed in the Company's management information circular for this meeting."

The Board recommends that shareholders vote FOR the advisory resolution on executive compensation.

As this is an advisory vote, the results are not binding on the Company. However, the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions, and in determining whether there is a need to significantly increase engagement with shareholders on this matter. In particular, in the event that a significant number of shareholders oppose the advisory resolution, the Board will consult with its shareholders, specifically those that are known to have opposed the resolution, to understand shareholder concerns and evaluate appropriate actions in the context of those concerns. A summary of the significant comments relating to compensation from shareholders will be included in the Company's management information circular for the subsequent year and an explanation as to any changes to be made to compensation plans or why no changes are contemplated will be disclosed.

PART THREE STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors is responsible for developing, reviewing and implementing a set of corporate governance guidelines specifically applicable to the Company, as described in this Part of the Information Circular. The corporate governance practices ensure the process and structure used to direct and manage the business and affairs of the Company with the objectives of enhancing shareholder value and ensuring the financial viability of the business.

The Board of Directors has adopted the board mandate (the "Board Mandate") provided in Appendix "A" hereto clarifying responsibilities and ensuring effective communication between the Board of Directors and management.

The following description of the governance practices of the Company is provided in accordance with the guidelines of National Instrument 58-101 - Disclosure of Corporate Governance Practices, as set out in Form 58-101F1 - Corporate Governance Disclosure (the "Form 58-101F1 Guidelines"). The Form 58-101F1 Guidelines address matters relating to constitution and independence of directors, the functions to be performed by the directors of a company and their committees and the effectiveness and evaluation of proposed corporate governance guidelines and best practices specified by the Canadian securities regulators. The directors of the Company will continue to monitor the developments and the various changes to the Form 58-101F1 Guidelines and best practices and where applicable, will amend its corporate governance guidelines accordingly.

Board of Directors

Independence of the Board

The Board currently consists of five directors, of whom four (a majority) are independent. In addition, Ana Lopez is standing for election at the Meeting as a new nominee. None of the four independent directors nor Ms. Lopez has any direct or indirect material relationship with the Company (other than as a holder of shares, options or RSU's of the Company) which could, in the view of the Board, reasonably interfere with the exercise of that person's independent judgment. Nicole Adshead-Bell, Ana Lopez, Marjorie Co, Robert McCallum and Douglas Penrose are independent. Keith Neumeyer is the President and Chief Executive Officer of the Company. As an officer of the Company, Mr. Neumeyer is not an independent director.

Director Nominees	Independent	Non-Independent	Reason for Non-Independence
Keith Neumeyer		•	Officer
Nicole Adshead-Bell	•
Marjorie Co	•
Ana Lopez	•
Robert A. McCallum	•
Douglas Penrose	•

Directorships and Interlocks

The following table discloses the directors of the Company that are also directors of other reporting issuers, as well as any executive positions or committee memberships held by the director with that reporting issuer:

Director	Company	Executive Position	Committee Memberships
Keith Neumeyer	First Mining Gold Corp.	Chairman	Audit Committee Corporate Governance Committee Compensation Committee

The term "Board Interlock" means when two or more directors of the Company sit together on the board (or equivalent) of another reporting issuer, and the term "Committee Interlock" means when a Board Interlock exists, and in addition, the relevant two or more directors also sit together on a board committee of the Company or the other reporting issuer. No members of the Board are party to a Board Interlock or Committee Interlock.

Independent Directors' Meetings

The independent directors hold regularly scheduled meetings which non-independent directors and members of management do not attend. The Board holds in-camera meetings regularly following certain board meetings and Audit Committee meetings. During the financial year ended December 31, 2019, the independent directors held four in-camera meetings (one at the end of each quarterly board meeting) and eight in-camera meetings at the end of Audit Committee meetings.

Chairman

The Chairman of the Board, Douglas Penrose, is an independent director. The Chairman of the Board leads the Board in its management and supervision of the business and affairs of the Company and its oversight of management. The Chairman of the Board is responsible for the following duties and responsibilities, among other things: act as liaison between the Board and key management of the Company and shareholders, chair Board and shareholder meetings, coordinate the agenda for Board meetings, and assist the Corporate Governance Committee with its annual review of the performance of directors and the Board as a whole.

Meetings of the Board and Committees of the Board

The Board meets a minimum of four times per year, usually every quarter and following the annual general meeting of the Company's shareholders. Each committee of the Board generally meets once a year or more frequently as deemed necessary by the applicable committee. The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs which the Company faces from time to time. During the financial year ended December 31, 2019, the Board held 15 meetings, the Audit Committee held eight meetings, the Compensation and Nominating Committee held five meetings and the Corporate Governance Committee held two meetings. The following table provides details regarding attendance of each director and committee meetings during the financial year ended December 31, 2019. Nicole Adshead-Bell was appointed January 1, 2020 and Ana Lopez is a director nominee.

Director	Board of Directors	Audit Committee	Corporate Governance Committee	Compensation and Nominating Committee	Committees (Total)	Overall Attendance
Keith Neumeyer	14 / 15				-	14 / 15
	(93%)					(93%)
Marjorie Co	15 / 15		2 / 2	5 / 5	7 / 7	22 / 22
	(100%)				(100%)	(100%)
Robert McCallum	15 / 15	8 / 8	2 / 2	5 / 5(1)	15 / 15	30 / 30
	(100%)				(100%)	(100%)
Douglas Penrose	15 / 15	8 / 8(1)		5 / 5	13 / 13	28 / 28
	(100%)				(100%)	(100%)
David Shaw	15 / 15	8 / 8	2 / 2(1)		10 / 10	25 / 25
	(100%)				(100%)	(100%)

(1) Indicates such director as the Chairman of the committee.

Board Mandate

The Board Mandate was implemented by the Board effective November 28, 2013 and amended on March 7, 2019 and is attached as Appendix "A" to this Information Circular.

Position Descriptions

Written position descriptions have been developed by the Board for the Chief Executive Officer, the Chairman of the Board and the Chairman of each committee of the Board. See "Board of Directors-Chairman" for a description of the Chairman of the Board's role and responsibilities.

The Chief Executive Officer, Keith Neumeyer, provides leadership and vision to manage the Company in the best interests of its stakeholders. The Chief Executive Officer develops strategic direction and initiatives to maximize shareholder value, ensures the implementation of strategic, business and operational plans and manages the business and affairs of the Company within the guidelines established by the Board.

The Chairman of the Audit Committee, Douglas Penrose, is an independent director. The Chairman of the Audit Committee provides leadership to enhance the effectiveness of the Audit Committee and takes all reasonable steps to ensure that the responsibility and duties of the Audit Committee, as outlined in the Audit Committee Mandate, are well understood by the members of the Audit Committee and executed as effectively as possible. The Chairman of the Audit Committee is responsible for the following duties and responsibilities, among other things: coordinate the agenda for Audit Committee meetings, chair Audit Committee meetings, report to the Board on the activities, findings and recommendations of the Audit Committee and ensure annual performance evaluation of the Audit Committee and Audit Committee members.

The Chairman of the Corporate Governance Committee, Marjorie Co, is an independent director. The Chairman of the Corporate Governance Committee provides leadership to enhance the effectiveness of the Corporate Governance Committee and takes all reasonable steps to ensure that the responsibility and duties of the Corporate Governance Committee, as outlined in the Corporate Governance Committee Mandate, are well understood by the members of the Corporate Governance Committee and executed as effectively as possible. The Chairman of the Corporate Governance Committee is responsible for the following duties and responsibilities, among other things: coordinate the agenda for Corporate Governance Committee meetings, chair Corporate Governance Committee meetings, report to the Board on the activities, findings and recommendations of the Corporate Governance Committee, ensure annual performance evaluation of the Corporate Governance Committee and investigate complaints received under the Company's Whistleblower Policy (see "Whistleblower Policy" below).

The Chairman of the Compensation and Nominating Committee, Robert McCallum, is an independent director. The Chairman of the Compensation and Nominating Committee provides leadership to enhance the effectiveness of the Compensation and Nominating Committee and takes all reasonable steps to ensure that the responsibility and duties of the Compensation and Nominating Committee, as outlined in the Compensation and Nominating Committee Mandate, are well understood by the members of the Compensation and Nominating Committee and executed as effectively as possible. The Chairman of the Compensation and Nominating Committee is responsible for the following duties and responsibilities, among other things: coordinate the agenda for Compensation and Nominating Committee meetings, chair Compensation and Nominating Committee meetings, report to the Board on the activities, findings and recommendations of the Compensation and Nominating Committee and ensure annual performance evaluation of the Compensation and Nominating Committee.

The Board of Directors has adopted a formal process for the orientation of new members of the Board. New directors are provided with comprehensive materials providing background information on the Company's history, performance and strategic plans as well as the role of the Board, its committees and members. The orientation program also provides new members with the opportunity to meet with the executive team. As each director has a different set of skills and professional background, the Board of Directors seeks to tailor orientation and training of new members according to the particular needs and experience of each new director.

Continuing education for all members of the Board is conducted primarily on an informal basis. As a part of the continuing education of directors, presentations are made at Board meetings by management on new developments which may impact upon the Company and its business. In addition, directors receive periodic one on one presentations from management and are provided with the opportunity to meet with corporate officers outside of formal Board meetings to discuss and better understand the business. Directors also visit, from time to time, the underground mine and above ground operations at each of the Company's producing assets.

Board members are encouraged to communicate with management and the Company's auditors, to keep themselves current with industry trends and developments, and to attend related industry seminars at no/minimal cost to the directors. Board members have full access to the Company's records.

The following table provides details regarding various continuing education events held for, or attended by, the directors during the year ended December 31, 2019:

Date and Place	Event	Director(s) Attending
January 2019 Toronto	TD Securities Mining Conference	Neumeyer
January 2019 Vancouver	Vancouver Resource Investment Conference	Co, McCallum, Penrose
January 2019 Vancouver	AME Roundup Conference	Adshead-Bell
January 2019 Online	Deloitte-New regulations on data breach response	McCallum
January 2019 Online	Foreign Investment in China	Co
February 2019 Florida	MO Capital Markets Global Metals & Mining Conference	Neumeyer
February 2019 Online	irectors and Officer's Liabilities	Co
February 2019 Online	Hiring Foreign Workers	Co
March 2019 Toronto	Prospectors & Developers Association of Canada (PDAC) Conference	Neumeyer
March 2019 Stanford, CA	Director's Consortium	Co
April 2019 Zurich	European Gold Forum	Neumeyer
April 2019 Online	Deloitte-Navigating financial reporting	McCallum
April 2019 Online	Deloitte-Canada's Al Imperative; Overcoming risks	McCallum
April 2019 Online	International Trade Drivers	Co
April 2019 Online	Boardroom Series Essential Eight Technologies	Co
May 2019 Barcelona, ES	BAML Global Metals, Mining & Steel Conference	Neumeyer
May 2019 Online	Deloitte-Canada's legal landscape 2019	McCallum
May 2019 Online	New Canadian Trademarks Regime	Co
June 2019 Online	Introducing Benefit Companies	Co
July 2019 Vancouver	Sprott Natural Resource Symposium	Neumeyer, Adshead-Bell
July 2019 Online	Deloitte-Future of mining with wearables	McCallum
August 2019 Toronto	Sprott Resource Lending Fund Investor Day	Adshead-Bell
September 2019 Beaver Creek, CO	Beaver Creek Precious Metals Summit	Adshead-Bell
September 2019 Denver, CO	Denver Gold Show	Neumeyer, Adshead-Bell
September 2019 Online	Deloitte-The new world of cyber risk	McCallum
September 2019 Online	Expansion of BC's Civil Resolution Tribunal	Co
September 2019 Online	Restrictive Covenants	Co
October 2019 Mexico	Visit to Santa Elena Mine	Neumeyer
October 2019 Finland	2019 Fennoscandian Exploration & Mining Conference	Adshead-Bell
October 2019 Online	Deloitte-Economic Outlook 2019	McCallum

Date and Place	Event	Director(s) Attending
October 2019 Online	Deloitte-Finding the hidden gems in your workforce	McCallum
November 2019 Munich	International Precious Metals & Commodities Show	Neumeyer
November 2019 Zurich	Zurich Precious Metals Summit	Neumeyer
November 2019 Mexico	Visit to La Parrilla Silver Mine	Neumeyer
November 2019 Online	Deloitte-Setting your 2020 goals	McCallum
November 2019 Online	Boardroom Series ESG	Co
November 2019 Online	Labour and Employment Year in Review	Co
December 2019 Toronto	Scotiabank Mining Conference	Neumeyer
December 2019 Online	Deloitte-Embracing the human face of digital transformation	McCallum
Self Study 2019	An Introduction to Mining and Mineral Processing	Co
Self Study 2019	Mineral Exploration and Mining Essentials	Penrose

Ethical Business Conduct

The Board has adopted a formal written code of ethical conduct (the "Code") for its directors, officers and employees. The Corporate Governance Committee is responsible for setting the standards of business conduct contained in the Code, as well as overseeing and monitoring compliance with the Code by ensuring all directors, officers and employees receive and become familiar with the Code and acknowledge their support and understanding of the Code on an annual basis. Any non-compliance with the Code is required to be reported to the Corporate Governance Committee. A copy of the Code may be accessed on the Company's website at www.firstmajestic.com.

Where a director has a material interest in a transaction or agreement concerning the Company, the Board will take such steps as may be prudent to isolate and eliminate or reduce the potential for such a conflict of interest to interfere with the Board's exercise of independent judgment.

Corporate law and the Code require that any director or officer who is directly or indirectly interested in a proposed activity or transaction which involves the Company, or otherwise is in a position which creates a potential for a conflict of interest, must disclose the circumstances and these interests to the Company's Chief Executive Officer and the Corporate Governance Committee, who will assess whether there is a conflict of interest. If it is determined there is a conflict of interest, the conflict must be disclosed to the Board. Further, in accordance with applicable corporate law, any director who is in a position of conflict must refrain from voting on any resolution of the Board with respect to the conflict. The Board may also require the director to excuse himself or herself from deliberations of the Board or may alternatively refer the matter for consideration by a committee of independent directors of the Board.

Diversity Policy

As an extension of the Code, in 2016 the Board adopted a policy to reflect its commitment to diversity and inclusion in all levels in the workplace and on the Board (the "Diversity Policy"). The Diversity Policy sets out the guidelines by which the Company and the Board will endeavour to achieve diversity throughout the Company. To this end, the Board is dedicated to cultivating an environment where individual differences are respected, the ability to contribute and access employment opportunities is based on performance, skill and merit, and inappropriate attitudes, behaviours and stereotypes are confronted and eliminated. While the Company does not support the adoption of quotas, management and the Board will consider diversity as an element of the overall selection criteria of Board candidates. In addition, the Company will attempt to interview at least one female and/or minority candidate for each opening on the Board.

The Diversity Policy requires that each year the Company report on the proportion of female and minority personnel in senior executive positions and on the Board in the Company's management information circular. As at December 31, 2019, (a) 40% of the Company's personnel at the executive management level was female and 40% of such personnel identified themselves as part of a minority group and (b) 20% of the Company's Board was female and 20% of Board members identified themselves as belonging to a minority group. Assuming the election of all of management's nominees as directors at the Meeting, the Company's Board will be 50% female.

Whistleblower Policy

In 2007, the Company adopted a whistleblower policy (the "Whistleblower Policy") which allows its directors, officers and employees who feel that a violation of the Code has occurred, or who have concerns regarding financial statement disclosure issues, accounting, internal accounting controls, auditing matters or violations of the Code to report such violation or concerns on a confidential and anonymous basis. The policy also states clearly and unequivocally that the Company prohibits discrimination, harassment and/or retaliation against any employee, officer or director who (i) reports complaints regarding financial statement disclosure issues, accounting, internal accounting controls, auditing matters or violations of the Code or (ii) provides information or otherwise assists in an investigation or proceeding regarding any conduct which he or she reasonably believes to be a violation of employment or labour laws, securities laws, laws regarding fraud or the commission or possible commission of a criminal offence. Everyone at the Company is responsible for ensuring that the workplace is free from all forms of discrimination, harassment and retaliation prohibited by this policy. No employee, officer or director of the Company has the authority to engage in any conduct prohibited by this policy. Reporting can be made by web-based reporting or by telephone through EthicsPoint, Inc., an independent reporting agency used by the Company for this purpose. Once received, complaints are forwarded to the Chairman of the Corporate Governance Committee the Chief Executive Officer and the Corporate Secretary who then investigates each matter so reported and takes corrective and / or disciplinary action, if appropriate.

Nomination of Directors

The Compensation and Nominating Committee currently consists of Robert McCallum, Douglas Penrose and Marjorie Co, all of whom are independent. The Compensation and Nominating Committee is responsible for identifying individuals qualified to become new Board members and for recommending to the Board the new director nominees for the next annual meeting of shareholders. In selecting appropriate candidates for the Board, the Compensation and Nominating Committee is tasked with determining appropriate Board size, composition and profile of the Board with a view to ensuring a diversity of skills, backgrounds, experiences and expertise. The use and maintenance of an "evergreen" list of potential directors, and a skills/experience matrix as a tool to identify any gaps in the competencies most relevant to the Board, assist the Compensation and Nominating Committee in assessing and interviewing potential Board members and reviewing candidates for vacancies on the Board. The Committee may also engage a third party service firm to assist with recruitment of candidates for the Board. In accordance with the Diversity Policy, while the Company does not support the adoption of quotas, management and the Board will consider diversity as an element of the overall selection criteria of candidates. In addition, the Company will attempt to interview at least one female and/or minority candidate for each opening on the Board.

Compensation

The Compensation and Nominating Committee has overall responsibility for recommending levels of executive compensation that are competitive and motivating in order to attract, retain and inspire senior officers. All members of the Compensation and Nominating Committee have experience acting on board compensation committees and overseeing compensation and benefit programs. The Company's Compensation and Nominating Committee reviews management's recommendations for and, in accordance with Board guidelines, recommends the granting of stock options, restricted share units ("RSU's") and performance share units ("PSU's") to management, directors, officers and other employees and consultants of the Company and its subsidiaries. Independent members of the Board are compensated for acting as directors and may be granted incentive stock options, RSU's and deferred share units ("DSU's") pursuant to the policies of the TSX and the Company's Long Term Incentive Plan. The Board as a whole determines the stock option grants, RSU's and DSU's for each director.

The Company may engage a third-party compensation consultant to provide specific advice to it on executive and director compensation matters; however, for the year ended December 31, 2019, the Company did not engage a compensation consultant.

Corporate Governance Committee

The Corporate Governance Committee which currently consists of Marjorie Co, Nicole Adshead-Bell and Douglas Penrose, under the supervision of the Board, has overall responsibility to monitor the governance of the Board of Directors (including the size of the Board and the profiles of the Board members) and Board committees. The Corporate Governance Committee's responsibilities include, but are not limited to, the following:

• Review at least annually the size, composition and profile of the Board.

• Review at least annually the performance of the Board as a whole.

• Review annually the performance of individual directors, including with respect to minimum attendance guidelines, diligence, avoidance or handling of conflicts of interest and compliance with respect to their statutory and common law duties.

• Evaluate the performance of the Chairman of the Board.

• On an annual basis, recommend and bring forward to the Board, a list of corporate governance issues for review, discussion or action by the Board or a committee.

• On an annual basis, review the indemnification polices of the Company, general liability insurance policy and directors' and officers' insurance policy.

Other Board Committees

The Board is satisfied that in view of the size and composition of the Board, it is more efficient and cost effective for the full Board to perform the duties that would be required by standing committees, other than the Audit Committee, Compensation and Nominating Committee and Corporate Governance Committee.

Assessments

The Board of Directors has adopted an annual formal assessment process with respect to performance of the Board, its committees and its individual directors. The Board as a whole considers the contributions and performance of each of the directors and the performance of the Board and each of its committees by conducting a performance review questionnaire. The Board uses an assessment tool to determine whether additional expertise is required to ensure that the Board is able to properly discharge its responsibilities and individuals with specific skill sets are identified. As discussed above under "Corporate Governance Committee", the Corporate Governance Committee undertakes this assessment on behalf of the Board.

Shareholder Engagement

The Company conducts an active shareholder engagement program through a variety of means. The Company communicates regularly with shareholders through annual and quarterly reports and news releases, as well as through other disclosure and regulatory documents filed on SEDAR at www.sedar.com. The Company's management team regularly meets with large institutional shareholders and investment advisors. In addition, the Company periodically hosts conference calls and webcasts to allow individual shareholders the opportunity to participate in a discussion regarding the Company's financial and operational highlights and results. Investors may also contact the Company's investor relations department by letter, e-mail or phone on a continuing basis.

The Board also recognizes that it is important for the Board to communicate with shareholders, including organizations that represent or advise shareholders on matters of governance, such as the Canadian Coalition for Good Governance and Institutional Shareholder Services. Shareholders, employees and other interested parties may communicate directly with the Board on questions or concerns related to the Board and executive succession, compensation and corporate governance through the Chairman of the Board or the Company's Corporate Secretary.

PART FOUR DIRECTOR COMPENSATION

Compensation of Directors

The table below sets forth the details of compensation provided to the directors, other than the Named Executive Officers (as defined in Part Six of this Information Circular) who are also directors, during the Company's most recently completed financial year. Other than compensation paid to the Named Executive Officers (in their roles as such) who are also directors, and except as noted below, no compensation was paid to directors in their capacity as directors of the Company or its subsidiaries, or of a committee of the Board of Directors or of its subsidiaries, or as consultants or experts, during the Company's most recently completed financial year.

Name	Fees earned(1) ($)	Share- based awards(1)(2) ($)	Option- based awards(1)(3) ($)	Non-Equity incentive plan compensation ($)	Pension value ($)	All other compensation(4) ($)	Total ($)
Marjorie Co	145,163	38,891	75,368	Nil	Nil	3,017	262,439
Robert McCallum	167,472	38,891	75,368	Nil	Nil	1,509	283,240
Douglas Penrose	276,759	38,891	75,368	Nil	Nil	1,546	392,564
David Shaw(5)	160,086	38,891	75,368	Nil	Nil	33,216	307,561

(1) All director compensation is paid in Canadian dollars and converted to U.S. dollars for reporting purposes using the average exchange rate of C$1.00 equalling $0.7537.

(2) This amount is the aggregate dollar amount of market value of share base awards based on the share price at the grant date.

(3) The value of the option based awards was calculated using the Black-Scholes Option Pricing Model with the following assumptions: weighted average fair value at grant date: C$3.20, expected dividend yield: nil, average risk-free interest rate: 2.24%, expected life: 3.38 years and expected volatility: 52.0%.

(4) Represents miscellaneous out-of-pocket expenses, educational allowance and travel package gift for outgoing director.

(5) Mr. Shaw ceased to be a director as of December 31, 2019.

Independent members of the Board of Directors are compensated for acting as directors and may be granted incentive stock options, RSU's and DSU's pursuant to the policies of the TSX and the Long Term Incentive Plan (as defined under the heading "Compensation Discussion & Analysis"). The Board of Directors as a whole determines the stock option grants, RSU's and DSU's for each director, after recommendation by the Compensation Committee.

The following table shows a breakdown of the fees payable to non-management directors in each of 2018, 2019 and 2020 as set by the Board for service on the Board and/or a committee of the Board, as applicable:

Nature of Board duty	2018(1)	2019(2)	2020(3)
Annual retainer fee for each Independent Member of the Board:
• for all independent Directors	$119,565	$120,945	$127,034
• additional retainer for Chairman of the Board	$99,638	$98,955	$103,937
Additional annual retainer fee for Chairman of the Audit Committee	$23,913	$21,990	$23,097
Additional annual retainer fee for Chairman of the Compensation and Nominating Committee	$15,942	$14,660	$15,398
Additional annual retainer fee for Chairman of the Corporate Governance Committee	$11,957	$10,995	$11,549
Fee for each Board meeting attended by an Independent Director	$957	$880	$924
Fee for each Audit Committee meeting attended by an Independent Director	$1,196	$1,100	$1,155
Fee for each Compensation and Nominating Committee meeting attended by an Independent Director	$957	$880	$924
Fee for each Corporate Governance Committee meeting attended by an Independent Director	$957	$880	$924
Credit for expenses incurred	$1,594	$1,466	$1,540
Credit for education expenses	$1,594	$1,466	$2,310

(1) All director fees are paid in Canadian dollars and converted to U.S. dollars for reporting purposes using the exchange rate of C$1.00 equalling $0.7971, being the exchange rate quoted by the Bank of Canada on December 31, 2017.

(2) All director fees are paid in Canadian dollars and converted to U.S. dollars for reporting purposes using the exchange rate of C$1.00 equalling $0.7330, being the exchange rate quoted by the Bank of Canada on December 31, 2018.

(3) All director fees are paid in Canadian dollars and converted to U.S. dollars for reporting purposes using the exchange rate of C$1.00 equalling $0.7699, being the exchange rate quoted by the Bank of Canada on December 31, 2019.

Compensation of Directors - Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth the incentive plan awards granted to the independent directors of the Company during the most recently completed financial year:

	Option-based awards				Share-based awards
Name	Number of securities underlying unexercised options (#)	Option exercise price(1) ($)	Option expiration date	Value of unexercised in-the- money options(2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested(3) ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
Marjorie Co	31,295	6.27	2-Jan-24	187,497	5,000	38,891	Nil
Robert McCallum	31,295	6.27	2-Jan-24	187,497	5,000	38,891	Nil
Douglas Penrose	31,295	6.27	2-Jan-24	187,497	5,000	38,891	Nil
David Shaw(4)	31,295	6.27	2-Jan-24	187,497	5,000	38,891	Nil

(1) The option exercise prices were converted to U.S. dollars at the exchange rate of C$1.00 = $0.7699, being the exchange rate quoted by the Bank of Canada on December 31, 2019.

(2) This amount is the aggregate dollar amount of in-the-money unexercised options held at December 31, 2019 using the year-end share price as reported by the TSX of C$15.93 or $12.26.

(3) This amount is the aggregate market value of share base awards based on the share price at the grant date. Share based awards are paid in Canadian dollars and converted to U.S. dollars for reporting purposes using the average exchange rate of C$1.00 equalling $0.7537.

(4) Mr. Shaw ceased to be a director of the Company as of December 31, 2019.

Compensation of Directors - Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently completed financial year by each independent director:

Name	Option-based awards -Value vested during the year(1)(2) ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Marjorie Co	18,027	Nil	Nil
Robert McCallum	7,695	Nil	Nil
Douglas Penrose	7,695	Nil	Nil
David Shaw(3)	7,695	Nil	Nil

(1) This amount is based on the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. Amounts were computed using the dollar value that would have been realized by determining the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date. A total of 105,744 options vested to the directors during the most recent financial year and 144,849 options were exercised during the most recent financial year. The amount set out in the column is based on the vested options at December 31, 2019.

(2) All option-based awards are made in C$. The option exercise prices were converted to U.S. dollars at the exchange rate of C$1.00 = $0.7699, being the exchange rate quoted by the Bank of Canada on December 31, 2019.

(3) Mr. Shaw ceased to be a director of the Company as of December 31, 2019.

Director Share Ownership Requirement

The Company has a minimum share ownership requirement for directors and officers, under which directors are required to invest an amount equal to 100% of the basic annual retainer in shares of the Company and officers must own shares of the Company equal to 30% of their annual basic salary. Directors have five years to comply with the requirement from their initial election or appointment, as the case may be. Directors and officers appointed prior to November 29, 2018 who hold a minimum of 30,000 shares are deemed to have met the criteria.

As of the date of this Information Circular, all directors of the Company, except Marjorie Co who became a director on March 1, 2017 and Nicole Adshead-Bell who became a director on January 1, 2020, comply with these share ownership requirements.

PART FIVE EXECUTIVE COMPENSATION

Introduction

The Company's compensation structure is designed to be competitive with the compensation arrangements of other Canadian mining companies with international operations of similar size and scope. The Company's compensation is intended to meet the Company's compensation objectives, which are to allow the Company to attract and retain qualified and experienced senior management who are motivated to achieve the Company's business plans, strategies and goals on an annual and long-term basis, in order to increase shareholder value. Shareholder value in the Company is primarily driven by results, both in terms of its financial strength and operating measures such as production. These objectives are tied directly to the Company's annual budget and long-term plan, which are approved by the Board each year. Compensation is linked to key performance metrics such as production levels, cash costs, cash flows and cash targets. Key target metrics relate only to metrics that executive officers and employees can influence and impact. Operational targets such as production levels, cash costs and safety are set for operations staff at the mine sites, and corporate goals such as achievement of annual production and cost targets, achievement of increased reserves and resources, achieving safety results and meeting environmental requirements are established for the executive officers and corporate office personnel in Vancouver, Canada and Durango, México. As described in more detail below, executive compensation is dependent on achieving these individual and Company performance results and is, therefore, linked to the creation of shareholder value.

For the purposes of this Information Circular:

(a) "CEO" of the Company means each individual who served as Chief Executive Officer of the Company or acted in a similar capacity for any part of the most recently completed financial year;

(b) "CFO" of the Company means each individual who served as Chief Financial Officer of the Company or acted in similar capacity for any part of the most recently completed financial year; and

(c) "Named Executive Officers" means (i) each CEO, (ii) each CFO, (iii) each of the three most highly compensated executive officers of the Company, including any subsidiary of the Company, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than C$150,000; and (iv) each individual who would be a Named Executive Officer under paragraph (iii) but for the fact that the individual was neither an executive officer of the Company or a subsidiary of the Company, nor acting in a similar capacity, at the end of that financial year.

During the financial year ended December 31, 2019, the Company had five Named Executive Officers: Keith Neumeyer, the President and CEO of the Company; Dustin VanDoorselaere, the former Chief Operating Officer of the Company; Raymond Polman, the CFO of the Company, Connie Lillico, the Corporate Secretary of the Company and Ramon Mendoza, the VP Operations and Technical Services of the Company. Mr. VanDoorselaere ceased to be employed by the Company as of May 21, 2019.

The following is a brief biography for each of the Named Executive Officers, except Dustin VanDoorselaere:

KEITH NEUMEYER
President Chief Executive Officer

Mr. Neumeyer has worked in the investment community for over 35 years, beginning his career at a number of Canadian national brokerage firms. Mr. Neumeyer moved on to work with several publicly traded companies in the resource and high technology sectors. His roles have included senior management positions and directorships in the areas of finance, business development, strategic planning and corporate restructuring. Mr. Neumeyer was the founding President of First Quantum Minerals Ltd. (T-FM). Mr. Neumeyer founded First Majestic in 2002. Mr. Neumeyer has also listed a number of companies on the Toronto Stock Exchange and as such has extensive experience dealing with the financial, regulatory, legal and accounting issues that are relevant in the investment community.

RAYMOND POLMAN, B. SC. (ECON), CA
Chief Financial Officer

Mr. Polman has over 30 years of public accounting and corporate finance experience in the Canadian and US financial markets and has been Chief Financial Officer of the Company since February 2007. In the six years prior to joining First Majestic in 2007, Mr. Polman acted as Chief Financial Officer for a number of publicly traded high technology companies, prior to which he served several years as the Director of Finance for Rescan Environmental, a large privately owned company serving the global mining community. Mr. Polman also brings eight years of prior public accounting experience with Deloitte LLP. Mr. Polman has a Bachelor of Science (Economics) Degree from the University of Victoria and he is a member of the Institute of Chartered Accountants of British Columbia.

CONNIE LILLICO, B.A.
Corporate Secretary

Ms. Lillico has been Corporate Secretary of the Company since August 2007. She has worked in public company management and administration since 2000. Ms. Lillico was previously the Corporate Secretary of several publicly traded mining and oil and gas companies for three years, prior to which she was a paralegal with a publicly traded software company for 2 1⁄2 years. Prior to her industry experience, Ms. Lillico worked as a corporate and securities paralegal with a large national law firm for eight years. Ms. Lillico has a Bachelor of Arts degree from Simon Fraser University and a paralegal certification from Capilano College.

RAMON MENDOZA
Vice President, Operations and Technical Services

Mr. Mendoza is a senior mining professional with 30 years of experience with a broad exposure to the different phases of mining enterprises, a robust background in the technical aspects of mining, and a successful track record in managing underground and open-pit operations. Since joining First Majestic, Mr. Mendoza has acted as the main Qualified Person for the Company. Prior to joining First Majestic in April 2014, Mr. Mendoza worked with AMEC as Principal Mining Engineer, leading the mine consulting team developing numerous front-end studies, operational reviews and specialized services applying advanced optimization techniques for underground and open-pit mining projects, the integration of mine planning and cost modeling tools, and the inclusion of geo-metallurgical aspects to mine plans. As a consultant, Mr. Mendoza participated extensively in projects in North and South America and his experience covers a range of commodities including base and precious metals, coal, and industrial minerals. Prior to AMEC, Mr. Mendoza held various operational positions in Mexico at Grupo Minero del Bravo, ORICA, MICARE, and Minera Frisco in Sonora. Mr. Mendoza is a Professional Engineer registered in British Columbia and holds a M.Sc. degree in Mining and Earth Systems Engineering from the Colorado School of Mines.

Compensation Discussion & Analysis

The Compensation and Nominating Committee directs the design and provides oversight of the Company's executive compensation program and has overall responsibility for recommending levels of executive compensation that are competitive and motivating in order to attract, retain and motivate senior officers. The Compensation and Nominating Committee's principal functions are to:

• recommend compensation levels and programs for the Company's CEO to the independent members of the Board of Directors;

• recommend compensation levels and programs for all other executive officers to the full Board of Directors; and

• administer the Company's equity incentive plan.

The Company's CEO participates in executive compensation decisions by making recommendations to the Compensation and Nominating Committee regarding the following:

• executive officer base salary, annual bonus awards and equity award grants;

• annual and long-term quantitative goals and the annual qualitative goals for the executive officers; and

• participation in the Company's equity incentive plan and amendments to the Company's equity incentive plan, as necessary.

The Compensation and Nominating Committee reviews the basis for these recommendations and can exercise its discretion in modifying any of the recommendations prior to making its recommendations to the Board of Directors as a whole.

The following executive compensation principles guide the Compensation and Nominating Committee in fulfilling its roles and responsibilities in the design and ongoing administration of the Company's executive compensation program:

• Compensation levels and opportunities should be competitive to facilitate recruitment and retention of qualified and experienced executives, while being aligned to shareholders;

• Compensation should reinforce the Company's business strategy by communicating key metrics and operational performance objectives (both short and long-term) in its incentive plans and by emphasizing incentives in the total compensation mix;

• Incentive compensation should be responsive to the Company's commodity-based cyclical business environment by emphasizing operational performance over performance measures that are more directly influenced by metals prices; and

• Compensation programs should align executives' long-term financial interests with those of shareholders by providing equity-based incentives.

The Company reviews the compensation practices of comparable mining companies to ensure our compensation approach is competitive within the marketplace, in which we operate. The Company also receives benchmark market data from industry surveys and compensation consultants, but did not retain a compensation consultant for 2019. The Company implemented changes to the compensation arrangements for its officers and directors effective January 1, 2019 based on these market information sources.

The Company's general executive compensation philosophy is to pay its executive officers "base" compensation in the form of salaries that are competitive in the marketplace of other Canadian publicly traded mining entities. In addition, the Company endeavours to provide executives with the opportunity to earn above average "total" compensation through the potential attainment of annual incentive bonuses and through the Company's equity incentive plan.

Individual executive compensation consists primarily of: base salary, annual incentive bonus, long-term equity award grants; benefits and perquisites. Each component of our executive compensation program has a specific role with respect to supporting the goals of the Company's executive compensation program and is structured to reinforce specific job and organizational requirements. Compensation guidelines with respect to these components are established for particular positions based on job responsibilities and within the context of the Company's overall executive compensation program.

Specific compensation recommendations are made to the Board of Directors by the Compensation and Nominating Committee after discussion amongst the members of the Compensation and Nominating Committee. Each component of compensation and the decisions of the Compensation and Nominating Committee about each component have an impact on the Committee's decisions regarding other compensation components. For example, if a Named Executive Officer far exceeded his or her individual goals and objectives, this may affect the amount of compensation paid and/or equity awards granted. All of the compensation components together are intended to meet the Company's compensation objectives, which are intended to allow the Company to attract and retain qualified and experienced senior management who are motivated to achieve the Company's business plans, strategies and goals on an annual and long-term basis, in order to increase shareholder value.

Among other factors, in designing the Company's compensation program, setting objectives and making incentive awards, the Board and the Compensation and Nominating Committee carefully consider potential risks associated with the Company's compensation practices and policies. A number of business risks were mapped to decision-makers and compensation programs, including:

• Achievement of annual production and cost targets in balance with long-term development requirements at the Company's operations;

• Not exceeding targets for total cash costs per payable silver ounces of production on a consolidated basis and on a per operating unit basis;

• Achievement of increased reserves and resources;

• Achieving safety results; and

• Meeting environmental requirements.

The Board did not identify any compensation practices or policies that are reasonably likely to have a material adverse effect on the Company. The Board of Directors, on the advice of the Compensation and Nominating Committee, has determined to structure certain compensation arrangements to the specific circumstances of its senior management. The Board of Directors has accordingly determined that compensation paid to Mr. Neumeyer, who is resident outside of Canada, should be structured as a services arrangement. Please see "Summary Compensation Table" and "Services Agreement - Keith Neumeyer".

The Company has adopted a policy that prohibits officers, directors and employees from purchasing or selling financial instruments that are designed to hedge or offset a decrease in the market value of any equity securities held by such officers, directors and employees, including equity securities granted as compensation.

The Company's Say-on-Pay Policy is an important element in the Company's process for continuous review of executive compensation. See "Business of the Meeting - Say-on-Pay Vote" for more information.

Base Salary

A Named Executive Officer's base salary is intended to remunerate the Named Executive Officer for performing their job responsibilities. Individual salary adjustments take into account annual performance contributions and overall business performance in connection with the executive's responsibilities. The base salaries for the Named Executive Officers are set out in their employment or service agreements, the terms of which are described below. The base salary of each executive officer is determined by the Board of Directors based on recommendation from by the Compensation and Nominating Committee of the executive's sustained performance and consideration of competitive market compensation levels. In making its recommendations to the Board of Directors, the Compensation and Nominating Committee also considers the particular skills and experience of the individual as well as a consideration of the Company's immediate cash requirements with a view to providing competitive salaries without sacrificing opportunity for growth or placing undue reliance on variable compensation. A final determination on executive compensation, including salary, is made by the Board of Directors in its sole discretion based on the recommendations of the Compensation and Nominating Committee and its knowledge of the industry and geographic markets in which the Company operates. While the CEO is requested to provide to the Compensation and Nominating Committee his recommendation on the Named Executive Officers' annual base salaries, the Compensation and Nominating Committee and the Board make the final determination on the annual base salaries of the Named Executive Officers. The CEO does not make a recommendation with respect to his own salary. The Compensation and Nominating Committee does not use any type of quantitative formula to determine the base salary level of any of the Named Executive Officers.

The Company has entered into an employment or service agreement with each of its Named Executive Officers. The agreements specify the terms and conditions of employment, the duties and responsibilities of the executive during the term of employment or service, the compensation and benefits to be provided by the Company in exchange for the executive's services, the compensation and benefits to be provided by the Company in the event of a qualifying termination of employment not preceded by a change in control of the Company, and the compensation and benefits to be provided by the Company in the event of a qualifying termination of employment that is preceded by a change in control of the Company. The Committee believes that such agreements benefit the Company by clarifying the terms of employment and ensuring the Company is protected by non-compete and nondisclosure provisions.

Following are the significant terms of each of the Named Executive Officers' employment and services agreements:

Services Agreement - Keith Neumeyer

The Company's subsidiary, FMS Trading AG, entered into a Services Agreement effective December 8, 2011 (as subsequently amended) with Mr. Neumeyer which amended agreement replaces all other previous employment and service agreements with Mr. Neumeyer. Pursuant to the Services Agreement, Mr. Neumeyer is engaged as President and CEO for an unspecified term at a current fee of $950,000 per annum plus benefits and the granting of stock options, RSU's, PSU's and the awarding of annual bonuses which will be determined at the absolute discretion of the Board of Directors or a committee of the Board. For the year ended December 31, 2019, a bonus of $993,950 was paid. The Services Agreement may be terminated by the Company, without cause, by payment of 12 months' base payment plus benefits. This amount increases by two months for each additional year of engagement from 2003. The Services Agreement may be terminated by Mr. Neumeyer with 90 days' written notice. In the event of a change of control, the Company may terminate the Services Agreement without cause, or Mr. Neumeyer shall have 60 days to elect to terminate the agreement, and upon such termination the Company is required to make severance payments to Mr. Neumeyer totaling 12 months' base payments plus benefits set out as follows:

(i) A market compensation review shall be conducted by an independent human resources consultant for President and CEO positions of peer organizations that meet the following selection criteria:

• production stage mining companies similar in size to the peer group with operations in international locations;

• mining organizations with similar annual revenues to the peer group's most recent annual revenues; and

• mining organizations with market capitalization levels similar to the peer group.

(ii) The 12 months' base payments shall be determined as 75% of the median percentile of President and CEO positions.

This termination payment to Mr. Neumeyer shall increase by two months for each additional year of service from September 26, 2003.

Employment Agreement - Dustin VanDoorselaere

The Company and Mr. VanDoorselaere entered into an Employment Agreement effective November 1, 2016 and subsequently amended (most recently on January 1, 2019), pursuant to which Mr. VanDoorselaere was employed as Chief Operating Officer for an unspecified term at a salary of $370,000 per annum plus benefits and the granting of stock options, RSU's and the awarding of annual bonuses to be determined at the absolute discretion of the President, CEO and Compensation and Nominating Committee. The Employment Agreement was amended September 7, 2017 pursuant to which Mr. VanDoorselaere received a housing allowance of 55,000 MXP per month in Mexico City. For the year ended December 31, 2019, no bonus was paid. The Employment Agreement may be terminated by Mr. VanDoorselaere with three months' written notice or by the Company, at any time, without cause, by payment of six months' base salary plus benefits. In the event of a change of control and termination, the Company is required to make severance payments to Mr. VanDoorselaere totaling six months' base salary. Mr. VanDoorselaere ceased to be an officer of the Company on May 21, 2019 and his Employment Agreement has been terminated by the Company in accordance with its terms.

Employment Agreement - Raymond Polman

The Company and Mr. Polman entered into an Employment Agreement effective February 1, 2007 and subsequently amended (most recently on January 1, 2019), pursuant to which Mr. Polman is employed as Chief Financial Officer for an unspecified term at a current salary of C$450,000 per annum plus benefits and the granting of stock options, RSU's, PSU's and the awarding of annual bonuses to be determined at the absolute discretion of the President, CEO and Compensation and Nominating Committee. For the year ended December 31, 2019, a bonus of C$376,655 was paid. The Employment Agreement may be terminated by Mr. Polman with 60 days' written notice or by the Company, at any time, without cause, by payment of 12 months' base salary plus benefits and this payment shall increase by two months for each year of employment to a maximum total of 24 months' base salary. In the event of a change of control and termination, the Company is required to make severance payments to Mr. Polman totaling 12 months' base salary and this payment amount to Mr. Polman shall increase by two months for each year of employment to a maximum total of 24 months' base salary.

Employment Agreement - Connie Lillico

The Company and Ms. Lillico entered into an Employment Agreement effective July 3, 2007 and subsequently amended (most recently on January 1, 2019), pursuant to which Ms. Lillico is employed as Corporate Secretary for an unspecified term at a current salary of C$280,000 per annum plus benefits and the granting of stock options, RSU's, PSU's and the awarding of annual bonuses to be determined at the absolute discretion of the President, CEO and Compensation and Nominating Committee. For the year ended December 31, 2019, Ms. Lillico was paid a salary of C$280,000 and a bonus of C$146,477. The Employment Agreement may be terminated by Ms. Lillico with 60 days' written notice or by the Company, at any time, without cause, by payment of 12 months' base salary plus benefits and this payment shall increase by two months for each year of employment to a maximum total of 24 months' base salary. In the event of a change of control and termination, the Company is committed to making severance payments to Ms. Lillico totaling 12 months' base salary and this payment amount to Ms. Lillico shall increase by two months for each year of employment to a maximum total of 24 months' base salary.

Employment Agreement - Ramon Mendoza

The Company and Mr. Mendoza entered into an Employment Agreement effective April 3, 2014 and subsequently amended (most recently on January 1, 2020), pursuant to which Mr. Mendoza was employed as Vice President Operations and Technical Services for an unspecified term at a salary of C$346,500 per annum plus benefits and the granting of stock options, RSU's, PSU's and the awarding of annual bonuses to be determined at the absolute discretion of the President & CEO. For the year ended December 31, 2019, a bonus of C$121,640 was paid. The Employment Agreement may be terminated by Mr. Mendoza with one months' written notice or by the Company, at any time, without cause, by provision to the employee of a maximum of one (1) month's notice of termination, or basic pay in lieu of notice, or income continuance, subject to the employee's duty to mitigate which shall be at the absolute discretion of First Majestic, and the employee has no further claim to any other form of severance whatsoever. In the event of a change of control and termination, the Company is required to make severance payments to Mr. Mendoza totaling six months' base salary. It is important to note, that in 2019 Mr. Mendoza performed the role of Vice President Operations until a permanent COO replacement could be recruited. Mr. Mendoza continued to perform this function for all of 2019 and was awarded a discretionary bonus for his performance in this acting capacity. This one-time discretionary payment is included in the above noted bonus disclosure. While included in the Named Executive Officers for the Company, Mr. Mendoza is not an officer of the Company and as such, his compensation and bonus awards are not determined by the Compensation and Nominating Committee, but solely by the CEO. In determining bonus awards for Mr. Mendoza, the CEO utilizes a different set of metrics, one that is consistent with all other Vice-Presidents of the Company and aligned with corporate objectives of the Company.

Performance-Based Bonus Payments

Named Executive Officers may receive performance-based bonus payments. In granting these bonus payments, the Board considers factors such as the Named Executive Officer's performance and contributions. In determining the bonus amounts, the Board of Directors sets targets, based on the Company's annual budget and operating plan, for operational performance, financial performance and achieving safety and environmental goals to guide the calculation of the bonus. The Board of Directors also considers accomplishments by management which enhance the Company and Shareholder value. The maximum annual bonus payment to the CEO is limited to 100% of salary and the maximum annual bonus payment to the former COO and the CFO is limited to 70% of salary. The maximum annual bonus payment to the Corporate Secretary is limited to 50% of salary. The maximum annual bonus payment to the VP Operations and Technical Services is limited to 30% of salary. The Board in its sole and absolute discretion may decide not to pay performance bonuses where the Board believes that it is not prudent to pay bonuses as a result of adverse economic conditions or financial conditions of the Company. For the year ending December 31, 2019, a total of $1,479,914 performance-based bonuses were paid to the Named Executive Officers. See "Information Respecting the Company - Executive Compensation - Summary Compensation Table" for information on the actual annual incentive bonus paid to each of the Named Executive Officers for the most recently completed financial year.

Share based and Option Based Awards

The share based and stock option component of the Named Executive Officers' compensation are intended to advance the interests of the Company by encouraging the Named Executive Officers and the directors, officers, employees and consultants of the Company to remain associated with the Company and furnishing them with additional incentive in their efforts on behalf of the Company in the conduct of its affairs. Grants under the Long Term Incentive Plan are intended to provide long-term awards linked directly to the market value performance of the Company's shares, thereby aligning the short-term performance goals of Company personnel that are based on operational and financial results with the long-term increase in shareholder value that results from the achievement of the short-term performance goals. The Compensation and Nominating Committee reviews management's recommendations and itself recommends to the Board of Directors the granting of stock options, RSU's and PSU's to directors, officers, employees and consultants of the Company and its subsidiaries. Stock options, RSU's and PSU's are granted according to the specific level of responsibility of the particular executive and the number of options, RSU's and PSU's for each level of responsibility is determined by the Compensation and Nominating Committee. The number of outstanding options, RSU's, PSU's and previous grants is also considered by the Compensation and Nominating Committee when determining the number of options, RSU's and PSU's to be granted in any particular year due to the limited number of options, RSU's and PSU's which are available for grant under the Long Term Incentive Plan. A detailed description of the Long Term Incentive Plan is included in Appendix "B".

Benefits and Perquisites

The primary purpose of providing benefits and limited perquisites to the Company's executives is to attract and retain key talent to manage the Company. The Company intends that the type and value of benefits and perquisites offered are to be competitive to overall market practices. Details of the benefits and perquisites provided to the Named Executive Officers are disclosed in the "All Other Compensation" column of the Summary Compensation Table set forth in this Information Circular. The primary benefits for the Company's executives include participation in the Company's health and dental coverage, various company-paid insurance plans, including disability and life insurance, paid time off and paid holidays. In general, the Company will provide a specific perquisite only when the perquisite provides competitive value and promotes retention of executives, or when the perquisite provides shareholder value by increasing the efficiency of its executives, or their effectiveness in achieving their individual and corporate goals. The limited perquisites the Company provides its executives include parking and Spanish lessons.

Incentive Compensation Clawback Policy

As a measure of accountability and to ensure that incentive compensation paid by the Company is based on accurate financial data, the Board may require reimbursement or forfeiture of any overpayment (including option grants) received by an officer, director or employee in the event that there is a restatement or correction to the Company's financial statements and the Board determines that a lower amount of compensation would have been paid based on the restated financial results such that the individual received an excess amount of compensation. In determining whether to require reimbursement or forfeiture of the overpayment, the Board may take into account a variety of considerations and recovery may be made regardless of any wrong-doing that gave rise to the restatement or correction.

Retirement Policy

The Company does not have a retirement policy for its executive officers.

Review / Modifications

The Company's executive compensation program is reviewed and considered at least annually by the Compensation and Nominating Committee to determine if the objectives of the executive compensation program are being achieved and whether any modifications to that program are required. This includes a review of base salaries payable, potential bonuses payable and entitlement and participation in equity related incentive plans for all executive officers. It also includes a review of the metrics used to assess performance, the targets established with respect to those performance metrics, whether previously established targets have been achieved and to what degree, and whether the performance metrics and targets are still appropriate in light of the then current industry, stock market and general economic conditions. The Compensation and Nominating Committee considers the establishment of new performance metrics and related targets to be used to assess executive officer performance and determine executive officer compensation on a go-forward basis. In completing this review, the Compensation and Nominating Committee considers the recommendations of management and the CEO. Upon completion of that review, the Compensation and Nominating Committee in turn makes its recommendations with respect to the Company's executive compensation program to the full Board of Directors. The Board of Directors then approves the executive compensation program, including the individual components thereof, subject to any modifications it deems necessary.

The Compensation and Nominating Committee is comprised of three independent directors. The current members of the Compensation and Nominating Committee are Robert McCallum, Douglas Penrose and Marjorie Co. The Board believes that the Compensation and Nominating Committee has the knowledge, experience and background required to fulfill its mandate. All of the members of the Compensation and Nominating Committee have direct experience in both public and private sector executive compensation. The Compensation and Nominating Committee is responsible for recommending levels of executive compensation that are competitive and motivating in order to attract, hold and inspire senior officers.

The Company can engage a third-party compensation consultant to provide specific advice to it on executive and director compensation matters; however, for the year ended December 31, 2019, the Company did not engage a compensation consultant. The Company implemented changes to the compensation arrangements for its officers and directors effective January 1, 2019 based on prevailing marketplace practices and market information through independent surveys.

Executive Compensation-Related Fees

During the year ended December 31, 2019, the Company did not incur any fees related to the compensation review for the Company's directors, executive officers and employees.

Performance Graph

The following graph compares the percentage change in the cumulative total shareholder return for C$100 invested in common shares of the Company on January 1, 2015 against the cumulative total shareholder return of the S&P/TSX Composite Index for five years through December 31, 2019, assuming reinvestment of all dividends. The graph also depicts total annual compensation for the Named Executive Officers in each particular year from 2015 to 2019 for comparative purposes. The performance graph shows a general trend that compensation paid to the Company's executives correlates to the Company's total shareholder return.

Summary Compensation Table

The following table sets forth compensation information for the fiscal year ended December 31, 2019 for the (a) President and Chief Executive Officer of the Company; (b) the former Chief Operating Officer of the Company; (c) the Chief Financial Officer of the Company (d) the Corporate Secretary and (e) the Vice President Operation and Technical Services, who are collectively the "Named Executive Officers" for the purposes of this Information Circular.

					Non-equity incentive plan compensation ($)
Name and principal position	Year	Salary ($)	Share- based awards ($)(4)	Option- based awards ($)(5)	Annual incentive plans(6)	Long-term incentive plans	Pension value ($)	All other compensation ($)		Total compensation ($)
Keith Neumeyer President, CEO(1)	2019	$950,000	$930,309	$489,259	$993,950	Nil	Nil	$185,690	(7)	$3,549,208
	2018	$900,000	Nil	$543,175	$200,000	Nil	Nil	$28,815	(7)	$1,671,990
	2017	$900,000	Nil	$942,481	Nil	Nil	Nil	$28,299	(7)	$1,870,780
Dustin VanDoorselaere, former COO(2)	2019	$211,428	$65,195	$312,348	Nil	Nil	Nil	$196,108	(8)	$785,079
	2018	$363,000	Nil	$346,807	$20,000	Nil	Nil	$75,583	(8)	$805,390
	2017	$357,500	Nil	$332,285	Nil	Nil	Nil	$56,965	(8)	$746,750
Raymond Polman CFO(3)	2019	$339,165	$601,101	$312,348	$283,885	Nil	Nil	$49,025	(9)	$1,585,524
	2018	$320,422	Nil	$346,807	$57,908	Nil	Nil	$8,533	(9)	$733,670
	2017	$319,882	Nil	$471,240	Nil	Nil	Nil	$9,691	(9)	$800,813
Connie Lillico Corporate Secretary(3)	2019	$211,036	$104,078	$234,261	$110,400	Nil	Nil	$47,968	(9)	$707,743
	2018	$200,746	Nil	$173,404	$19,303	Nil	Nil	$8,533	(9)	$401,986
	2017	$200,408	Nil	$314,160	Nil	Nil	Nil	$9,691	(9)	$524,259
Ramon Mendoza VP Operations and Technical Services(3)	2019	$237,416	Nil	$297,011	$91,680	Nil	Nil	$51,340	(10)	$677,447
	2018	$231,630	Nil	$173,404	$11,582	Nil	Nil	$8,533	(10)	$425,149
	2017	$231,240	Nil	$157,080	Nil	Nil	Nil	$9,691	(10)	$398,011

(1) Amounts paid as salary to Mr. Neumeyer are paid in Swiss Francs and are reflected here based on the average rates of $1.00 equaling CHF 0.9948 in 2019, CHF 0.9883 in 2018 and CHF 0.9840 in 2017.

(2) Amounts paid as salary to Mr. VanDoorselaere are paid in US$. Mr. VanDoorselaere ceased to be an officer of the Company on May 21, 2019.

(3) Amounts paid as salary to Mr. Polman, Ms. Lillico and Mr. Mendoza are paid in Canadian dollars and are reflected here based on the average rates of $1.00 equaling C$1.3269 in 2019, $1.00 equaling C$1.2952 in 2018 and $1.00 equaling C$1.2974 in 2017.

(4) Share-based awards are calculated in Canadian dollars and are reflected here based on the average rates of $1.00 equaling C$1.3269 in 2019. The value of the share based awards was calculated using the share price on the granted day.

(5) Option based awards are calculated in Canadian dollars and are reflected here based on the average rates of $1.00 equaling C$1.3269 in 2019, $1.00 equalling C$1.2952 in 2018 and $1.00 equaling C$1.2974 in 2017.

   The value of the option based awards was calculated using the Black-Scholes Option Pricing Model with the following assumptions:

Year	Weighted average fair value at grant date	Expected dividend yield	Average risk-free interest rate	Expected life	Expected volatility
2019	$4.16	-	2.24%	5.88	52.0%
2018	$4.55	-	1.77%	5.40	52.0%
2017	$3.16	-	0.87%	3.38	52.0%

   This was the calculation under IFRS 2 as the Black-Scholes Option Pricing Model and is an industry accepted model for valuing share-based payments.

(6) Non-equity annual incentive plan payments to Mr. Neumeyer are paid in Swiss Francs and Mr. VanDoorselaere are paid in US dollars while Mr. Polman, Ms. Lillico and Mr. Mendoza are paid in Canadian dollars and reflected here based on the average rate of $1.00 equalling CHF 0.9948 and C$1.3269 in 2019, $1.00 equalling CHF 0.9983 and C$1.2952 in 2018 and $1.00 equaling CHF 0.9840 and C$1.2947 in 2017.

(7) Represents the cost of insurance premiums paid or payable by the Company for personal insurance, medical expenses, unused vacations, parking, apartment compensation, renewal of visa and an executive retreat for Mr. Neumeyer.

(8) Represents the cost of insurance premiums paid or payable by the Company for personal insurance, housing, automobile, telephone and termination costs for Mr. VanDoorselaere.

(9) Represents the cost of parking, unused vacations and an executive retreat for Mr. Polman and Ms. Lillico.

(10) Represents the cost of parking, an executive retreat and in 2019, a discretionary bonus for Mr. Mendoza.

Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table sets forth the outstanding share-based awards and option-based awards granted to the Named Executive Officers during the most recently completed financial year:

	Option-based Awards					Share-based awards
Name	Number of securities underlying unexercised options (#)		Option exercise price ($)(1)	Option expiration date	Value of unexercised in-the-money options ($)(2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)(3)	Market or payout value of vested share- based awards not paid out or distributed ($)
Keith Neumeyer, President, CEO	150,000		$6.30	2-Jan-29	$895,009	60,000	$735,870	Nil
Dustin VanDoorselaere, former COO	Nil		N/A	N/A	Nil	Nil	Nil	Nil
Raymond Polman, CFO	100,000		$6.30	2-Jan-29	$596,673	47,000	$576,432	Nil
Connie Lillico, Corporate Secretary	75,000		$6.30	2-Jan-29	$447,504	Nil	Nil	Nil
Ramon Mendoza, VP Operations and Technical Services	50,000 50,000	$ $	6.30 6.08	2-Jan-29 21-May-29	$298,336 $309,115	Nil Nil	Nil Nil	Nil Nil

(1) The option exercise prices were converted to U.S. dollars at the exchange rate of C$1.00 = $0.7699, being the exchange rate quoted by the Bank of Canada on December 31, 2019.

(2) This amount is the aggregate dollar amount of in-the-money unexercised options held at the end of the year based on the per share price at December 31, 2019 as reported by the TSX of C$15.93 or $12.26.

(3) This amount is the aggregate dollar amount of market value of share base awards that have not vested using the year-end share price as reported by the TSX of C$15.93 or $12.26.

Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently completed financial year by each Named Executive Officer:

Name		Option-based awards - Value vested during the year(1) ($)	Share-based awards - Value vested during the year(2) ($)	Non-equity incentive plan compensation - Value earned during the year(3) ($)
Keith Neumeyer, President, CEO	$	Nil	$469,349	$993,950
Dustin VanDoorselaere, former COO		$84,593	$75,835	Nil
Raymond Polman, CFO		$205,563	$238,048	$283,885
Connie Lillico, Corporate Secretary		$13,281	$140,961	$110,400
Ramon Mendoza, VP Operations and Technical Services		$13,281	Nil	$91,680

(1) This amount is based on the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. It was computed using the dollar value that would have been realized by determining the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date. All option-based awards are made in Canadian dollars. The value vested or earned during the year have been translated at the December 31, 2019 exchange rate of $0.7699.

(2) This amount is based on the aggregate dollar value that would have been realized if the share based award had been exercised on the vesting date. It was computed using the dollar value that would have been realized by multiplying the share price on the vesting date by the vested number of share based awards. The value vested or earned during the year have been translated at the December 31, 2019 noon rate of $0.7699.

(3) All option and share based awards are made in C$. All the non-equity incentive plan compensation is paid in Canadian dollars, except for the CEO who is paid in US dollars. The value vested or earned during the year have been translated at the December 31, 2019 Bank of Canada exchange rate of $0.7699.

During the most recently completed financial year, an aggregate of 617,500 options and 127,830 RSU's held by Named Executive Officers vested under the Long Term Incentive Plan, an aggregate of 698,750 options were exercised and an aggregate of 127,830 RSU's were settled by Named Executive Officers.

Option-Based Awards and Share Based Awards - Outstanding at Year End

The following table sets forth for each Named Executive Officer, the number of options and share-based awards that were outstanding as at December 31, 2019 and includes the exercise price, expiration date and the value of such options and share-based awards as at December 31, 2019.

	Option-based awards				Share-based awards
Name	Number of securities underlying unexercised options (#)	Option exercise price(1) ($)	Option expiration date	Value of unexercised in-the money options(2) ($)	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested(3) ($)	Market or payout value of vested share based awards not paid out or distributed ($)
Keith Neumeyer, President, CEO	100,000 250,000 200,000 300,000 150,000 150,000	$ 3.61 $ 3.70 $ 8.92 $ 8.35 $ 6.94 $ 6.30	11-Dec-20 4-Jan-21 10-Dec-21 3-Jan-22 2-Jan-28 2-Jan-29	$ 865,368 $ 2,142,247 $ 668,273 $ 1,175,637 $ 799,156 $ 895,009	60,000	$ 735,870	Nil
Total	1,150,000			$ 6,545,690	60,000	$ 735,870	Nil
Dustin VanDoorselaere former COO	Nil			Nil	Nil	Nil	Nil
Total	Nil			Nil	Nil	Nil	Nil
Raymond Polman, CFO	100,000 150,000 50,000 100,000	$ 8.92 $ 8.35 $ 6.94 $ 6.30	10-Dec-21 3-Jan-22 2-Jan-28 2-Jan-29	$ 334,137 $ 587,819 $ 266,385 $ 596,673	47,000	$ 576,432	Nil
Total	400,000			$ 1,785,014	47,000	$ 576,432	Nil
Connie Lillico Corporate Secretary	100,000 100,000 100,000 50,000 75,000	$ 3.70 $ 8.92 $ 8.35 $ 6.94 $ 6.30	4-Jan-21 10-Dec-21 3-Jan-22 2-Jan-28 2-Jan-29	$ 856,899 $ 334,137 $ 391,879 $ 266,385 $ 447,504	Nil	Nil	Nil
Total	425,000			$ 2,296,804	Nil	Nil	Nil
Ramon Mendoza VP Operations and Technical Services	15,000 50,000 50,000 50,000 50,000	$ 4.60 $ 8.35 $ 6.94 $ 6.30 $ 6.08	11-May-20 3-Jan-22 2-Jan-28 2-Jan-29 21-May-29	$ 114,908 $ 195,940 $ 266,385 $ 298,336 $ 309,115	Nil	Nil	Nil
Total	215,000			$ 1,184,684	Nil	Nil	Nil

(1) The option exercise prices were converted to U.S. dollars at the exchange rate of C$1.00 = $0.7699, being the exchange rate quoted by the Bank of Canada on December 31, 2019.

(2) This amount is the aggregate dollar amount of in-the-money unexercised options held at the end of the 2019 financial year using the per share price at December 31, 2019 as reported by the TSX of C$15.93 or $12.26.

(3) This amount is the aggregate dollar amount of market value of share based awards that have not vested, using the year-end share price as reported by the TSX of C$15.93 or $12.26.

Termination and Change of Control Benefits

Each of the Named Executive Officers have termination and change of control benefits provided for in their respective employment or services agreements. The terms of each of the Named Executive Officers' employment and services agreements is contained in this Information Circular under the heading "Statement of Executive Compensation - Compensation Discussion and Analysis".

The following table sets out the maximum amount the Company could be obligated to pay in the event that a Named Executive Officer was terminated without cause as of December 31, 2019. The Company would also be obligated to pay the Named Executive Officer's actual accrued base salary and expenses up to the date of termination and continue the Named Executive Officer's health benefits and option entitlements for the period set out in their respective employment or services agreements.

Name	Base salary during period	Bonus during period	Vacation pay during period	Total gross payment
Keith Neumeyer, President, CEO(1)	$3,368,379	Nil	$18,777	$3,387,156
Dustin VanDoorselaere, former COO(2)	Nil	Nil	Nil	Nil
Raymond Polman, CFO(3)(6)	$692,910	Nil	$28,827	$721,737
Connie Lillico, Corporate Secretary(4)(6)	$431,144	Nil	$11,280	$442,424
Ramon Mendoza, VP Technical Services(5)(6)	$133,385	Nil	$33,186	$166,571

(1) On a termination without cause or following a change of control, Mr. Neumeyer's services agreement provides that he will be entitled to payment of 12 months' base salary plus benefits. This amount will increase by two months for each additional year of employment from September 26, 2003 and is subject to a market compensation review.

(2) On a termination without cause or following a change of control, Mr. VanDoorselaere's employment agreement provides that he will be entitled to payment of 6 months' base salary.

(3) On a termination without cause or following a change of control, Mr. Polman's employment agreement provides that he will be entitled to payment of 12 months' base salary plus benefits. This amount will increase by two months for each additional year of employment to a maximum total of 24 months' base salary.

(4) On a termination without cause or following a change of control, Ms. Lillico's employment agreement provides that she will be entitled to payment of 12 months' base salary plus benefits. This amount will increase by two months for each additional year of employment to a maximum total of 24 months' base salary.

(5) On a termination without cause or following a change of control, Mr. Mendoza's employment agreement provides that he will be entitled to payment of 6 months' base salary plus benefits.

(6) Amounts due to Mr. Polman, Ms. Lillico and Mr. Mendoza are converted to U.S. dollars at the exchange rate of C$1.00 = $0.7699, being the exchange rate quoted by the Bank of Canada on December 31, 2019.

PART SIX OTHER INFORMATION

Normal Course Issuer Bid

In March 2013, the board of directors approved a share repurchase program (the "Share Repurchase") pursuant to a normal course issuer bid in the open market through the facilities of the TSX or alternative Canadian market places over the ensuing 12 months. The Share Repurchase was renewed in March of each year from 2014 to 2020. Pursuant to the renewed Share Repurchase, the Company may repurchase up to 10,000,000 common shares of the Company, which represent 4.77% of the 209,822,976 issued and outstanding shares of the Company as of March 13, 2020. The Company repurchased a total of 275,000 common shares for cancellation for a volume weighted average price of C$8.56 under its prior normal course issuer bid which commenced on March 21, 2019 and expired on March 20, 2020. The security holders may obtain a copy of the notice of the normal course issuer bid, without charge, by contacting the Corporate Secretary of the Company toll-free, at 1-866-529-2807.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets out, as of December 31, 2019, the information required with respect to compensation plans under which equity securities of the Company are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights(1) (b)	Number of securities remaining available for issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	7,712,383	$8.31	8,936,583
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Totals	7,712,383	$8.31	8,936,583

(1) The option exercise prices were converted to U.S. dollars at the exchange rate of C$1.00 = $0.7699, being the exchange rate quoted by the Bank of Canada on December 31, 2019.

A detailed description of the Company's Long Term Incentive Plan is set out in Appendix "B".

Indebtedness of Directors and Senior Officers to the Company

No director or senior officer of the Company or any associate or affiliate of any such director or senior officer is or has been indebted to the Company or any of its subsidiaries at any time during the Company's last completed financial year.

Interest of Informed Persons in Material Transactions

Other than as set forth in this Information Circular, none of the proposed directors or persons who were directors or executive officers of the Company or a subsidiary of the Company at any time during the Company's last financial year, no person or company who beneficially owns, directly or indirectly, or who exercises control or direction over (or a combination of both) more than 10% of the issued and outstanding common shares of the Company, nor any associate or affiliate of any such person, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction, which has materially affected or would materially affect the Company.

Management Contracts

The management functions of the Company are not to any substantial degree performed by any person other than the senior officers and the Board of Directors of the Company.

Audit Committee

As required by National Instrument 52-110 - Audit Committees, information about the Company's Audit Committee is provided in the Company's most recent Annual Information Form ("AIF") under "Directors and Officers". The AIF may be obtained from the Company's disclosure documents available on the Company's website at www.firstmajestic.com or under the Company's profile on SEDAR at www.sedar.com.

Additional Information

Financial information concerning the Company is also provided in the Company's audited consolidated financial statements and management's discussion & analysis for the year ended December 31, 2019.

Shareholders may obtain a copy of the Company's financial statements and management's discussion and analysis upon request to the Company at Suite 1800 - 925 West Georgia Street, Vancouver, BC, V6C 3L2 or can view them on the Company's website at www.firstmajestic.com.

Additional information relating to the Company can be found under the Company's profile on SEDAR at www.sedar.com.

Approval of the Board of Directors

The contents of this Information Circular have been approved, and the delivery of it to each shareholder of the Company entitled thereto and to the appropriate regulatory agencies has been authorized by the Board of Directors.

Certificate

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Vancouver, British Columbia the 8th day of May, 2020.

"Keith Neumeyer"

Keith Neumeyer,

President and Chief Executive Officer

APPENDIX "A"

BOARD OF DIRECTORS' MANDATE

(Adopted by the Board of Directors of First Majestic Silver Corp. (the "Company") with immediate effect on March 7, 2019)

INTRODUCTION

The board of directors (the "Board") of the Company is responsible for the overall stewardship of the Company and its primary objective is to enhance and preserve long-term shareholder value. In pursuing this primary objective and in the performance of its functions, the Board should also take into account the legitimate interests of its other stakeholders, such as its employees and the communities and the environment in which it operates.

The Board is responsible for the management or supervising the management of the Company's business and affairs. In supervising the conduct of the business, the Board, through the Chief Executive Officer (the "CEO"), sets the standards of conduct for the Company.

This mandate is prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.

COMPOSITION OF THE BOARD

1. Each director must be qualified to serve as a director pursuant to, and meet the requirements of, the Business Corporations Act (British Columbia) (the "Act"), all applicable securities laws and the rules, instruments, policies, regulations and guidelines of all applicable securities regulatory authorities, including without limitation the securities commissions in each of the provinces of Canada, and all stock exchanges on which the Company's securities are listed, including without limitation the Toronto Stock Exchange and the New York Stock Exchange (collectively, "Applicable Laws").

2. A minimum of two-thirds of directors comprising the Board must qualify as "independent" as determined by Applicable Laws.

3. Nominees for directors are approved by the Board and elected annually at the Company's annual general meeting of shareholders. The Corporate Governance Committee selects, reviews and recommends to the Board candidates for director nominees. In selecting, reviewing, and accepting candidates for nomination as directors, as applicable, the Board and the Corporate Governance Committee must consider and evaluate the composition of the Board as a whole, including considering and making a determination as to the independence of each director nominee under Applicable Laws, and consider the existence and the impact of any Board Interlocks or Committee Interlocks on director independence and the functioning and independence of the Board as a whole. For the purposes of this Mandate, the term "Board Interlock" means when two or more directors of the Company sit together on the board (or equivalent) of another reporting issuer, and the term "Committee Interlock" means when a Board Interlock exists, and in addition, the relevant two or more directors also sit together on a board committee of the Company or the other reporting issuer.

4. No director of the Company may serve as a director (a "Directorship") on a board (or equivalent) of more than five reporting issuers (excluding the Board) without the prior approval of the Board. In determining to recommend or accept, as applicable, a candidate for nomination as a director who holds more than five Directorships, the Board and the Compensation and Nominating Committee must consider whether or not the number of Directorships a nominee holds will prevent such director from devoting sufficient time and resources to his or her duties as a member of the Board.

5. The Company must disclose in its management information circular for each general meeting of shareholders at which directors are nominated for election to the Board, the following:

(a) all Board Interlocks, Committee Interlocks and Directorships held by nominee directors;

(b) the Board's judgment as to whether any Board Interlocks or Committee Interlocks exist which could impact the independence of those directors or their ability to act in the best interests of the Company; and

(c) if a director nominee holds more than five Directorships, the Board's judgment as to whether or not such director can devote sufficient time and resources to his or her duties as a member of the Board.

6. During the period between annual shareholder meetings, directors must advise the Compensation and Nominating Committee of their intention to join or be nominated for election to the board (or equivalent) or any committee thereof of another reporting issuer.

ADMINISTRATION, DUTIES AND RESPONSIBILITIES

1. Meetings of the Board

(a) The Board will meet a minimum of four times per year and may also hold additional meetings as considered necessary.

(b) Each director of the Company is expected to use all reasonable efforts to attend a minimum of 75% of all regularly scheduled Board and applicable committee meetings, except to the extent that any absence is due to medical or other valid reasons.

(c) The members of the Board who are "independent" as determined by Applicable Laws may hold in camera sessions at each Board meeting.

2. Managing the Affairs of the Board

The Board operates by delegating certain of its responsibilities and authority, including spending authorizations, to management, and by reserving certain powers to itself. Certain of the powers that the Board retains may be delegated to committees of the Board, pursuant to the policies, mandates, charters and terms of reference of such committees as approved by the Board.

The legal obligations of the Board are described below under the heading "General Legal Obligations of the Board of Directors". Subject to these legal obligations and to the Articles of the Company, the Board retains the responsibility for managing its own affairs, including:

(a) annually reviewing the skills and experience represented on the Board in light of the Company's strategic direction and approving a Board composition plan recommended by the Corporate Governance Committee;

(b) annually, following each annual general meeting of shareholders:

(i) electing a Chair of the Board and appointing the President and CEO of the Company,

(ii) on the recommendation of the CEO, appointing the senior officers of the Company, and

(iii) appointing committees of the Board, including an Audit Committee, Corporate Governance Committee, Compensation and Nominating Committee, and any other standing committee the Board determines is necessary or advisable from time to time, and determining the composition of those committees, within the following parameters:

(A) all members of committees of the Board must be "independent" as determined by Applicable Laws; and

(B) directors who are also officers of the Company shall not participate in determining the composition of the Compensation and Nominating Committee and no more than 1/3 of the members of that committee may be the CEO or President of another reporting issuer;

(c) establishing from time to time, as determined necessary or advisable by the Board, special committees of the Board;

(d) periodically setting and updating (from time to time as determined to be necessary by the Board) the policies, mandates, charters and terms of reference of the committees of the Board, as applicable;

(e) determining and implementing an appropriate process for assessing the effectiveness of the Board, the Chair of the Board, each committee of the Board and each individual director in fulfilling their respective responsibilities;

(f) periodically assessing the adequacy and form of director compensation;

(g) assuming responsibility for the Company's governance practices;

(h) establishing new director orientation and ongoing director education processes;

(i) ensuring that the independent directors meet regularly without executive directors and management present;

(j) to the extent feasible, satisfying itself as to the integrity of the Board as a whole;

(k) setting the terms of reference for the Board; and

(l) appointing the secretary to the Board.

3. Human Resource Matters

The Board has the responsibility to:

(a) provide advice and counsel to the CEO in the execution of the CEO's duties;

(b) appoint and discharge the CEO and plan CEO succession;

(c) set terms of reference for the CEO;

(d) annually approve corporate goals and objectives that the CEO is responsible for meeting;

(e) monitor and, at least annually, review the CEO's performance against agreed upon annual objectives;

(f) set the CEO's compensation including salary, incentives, benefits and pension plans and review and approve employment or consulting agreements, as applicable, between the Company and the CEO;

(g) approve the CEO's acceptance of significant public service commitments or outside directorships;

(h) approve decisions relating to senior management, including:

(i) review senior management structure including such duties and responsibilities to be assigned to each of the officers of the Company;

(ii) on the recommendation of the CEO, appoint and discharge the officers of the Company;

(iii) review compensation plans for senior management including salary, incentives, benefit and pension plans; and

(iv) employment contracts, termination and other special arrangements with executive officers;

(i) to the extent feasible, satisfy itself as to the integrity of the CEO and other senior officers, and that the CEO and other senior officers create a culture of integrity throughout the Company;

(j) approve certain matters relating to the Company's employees in general, including:

(i) the Company's broad compensation strategy and philosophy; and

(ii) new benefit programs or material changes to existing programs; and

(k) ensure succession planning programs are in place, including programs to train and develop management.

4. Strategy and Plans

The Board has the responsibility to:

(a) adopt and periodically review a strategic planning process for the Company;

(b) participate with management in the development of and annually approve a strategic plan for the Company that takes into consideration, among other things, the risks and opportunities of the business;

(c) approve annual capital and operating budgets that support the Company's ability to meet its strategic objectives;

(d) direct management to develop, implement and maintain a reporting system that accurately measures the Company's performance against its business plans;

(e) approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Company;

(f) approve material acquisitions and divestitures;

(g) conduct periodic reviews of human, technological and capital resources required to implement the Company's strategic plan;

(h) conduct periodic reviews of the environmental and social, cultural or governmental constraints of the business of the Company; and

(i) review regularly any recent developments that may affect the Company's business and its strategic plan, and advise management on emerging trends and issues.

5. Financial and Corporate Matters

The Board has the responsibility to:

(a) take reasonable steps to ensure the implementation and integrity of the Company's internal control and management information systems;

(b) review and approve release by management of any materials reporting on the Company's financial performance or providing guidance on future results to its shareholders;

(c) ensure the Company's public disclosure is disseminated on a timely and regular basis in accordance with Applicable Law, accurately and fairly reflects the state of affairs of the Company, and is in accordance with generally accepted accounting principles, including quarterly results press releases and quarterly financial statements, any guidance provided by the Company on future results, Company information circulars, annual information forms, annual reports, offering memoranda, prospectuses and registration statements;

(d) ensure the CEO and CFO certify the Company's annual and interim financial statements, annual and interim MD&A and Annual Information Form, and that the content of the certification meets all legal and regulatory requirements;

(e) declare dividends if and when the Board deems it to be appropriate;

(f) approve financings, issuances and repurchases of shares, issuances of debt securities, listings of shares and other securities, issuances of commercial paper, and related offering memoranda, prospectuses or registration statements; and recommend changes in the Company's authorized share capital to shareholders for their approval;

(g) approve the incurrence of any material debt by the Company outside the ordinary course of business;

(h) approve the commencement or settlement of litigation that may have a material impact on the Company; and

(i) recommend to the Company's shareholders the appointment of external auditors and, if so authorized by the Company's shareholders, approve auditors' fees.

6. Business and Risk Management

The Board has the responsibility to:

(a) ensure management identifies the principal risks of the Company's business and implements appropriate systems to manage these risks;

(b) evaluate and assess information provided by committees of the Board, management and others about principal risks of the Company's business and the effectiveness of risk management systems in place;

(c) approve any plans to hedge mineral sales; and

(d) review the adequacy of security of information, information systems and recovery plans.

7. Corporate Communications and Compliance Reporting

The Board has the responsibility to:

(a) ensure the Company has in place effective communication processes with shareholders, management, employees and other stakeholders and financial, regulatory and other recipients;

(b) ensure all communications with shareholders and information otherwise disseminated by the Company adheres to the requirements of the Company's Disclosure of Information, Confidentiality and Restrictions on Trading Policy;

(c) ensure the Board has measures in place to receive feedback from shareholders;

(d) approve interaction with shareholders on all items requiring shareholder response or approval;

(e) ensure timely reporting of any other developments that have a significant and material effect on the Company in accordance with Section 5(b)-(d) above, as applicable; and

(f) report annually to the shareholders on the Board's stewardship for the preceding year.

8. Company Policies

The Board has the responsibility to:

(a) direct management to ensure the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards;

(b) approve and monitor, through management, compliance with all significant policies and procedures that govern the Company's operations; and

(c) approve and periodically review the following:

(i) the Company's Code of Ethical Conduct;

(ii) the Company's Whistle Blower Policy;

(iii) the Company's Disclosure of Information, Confidentiality and Restrictions on Trading Policy; and

(iv) the Company's policies with respect to corporate social responsibility and environmental health and safety.

GENERAL LEGAL OBLIGATIONS OF THE BOARD OF DIRECTORS

1. The Board is responsible for the management of or supervising the management of the business and affairs of the Company and directing management to ensure legal requirements have been met and documents and records have been properly prepared, approved and maintained.

2. The Act requires that each director:

(a) acts honestly and in good faith with a view to the best interests of the Company, including the duty:

(i) to disclose conflicts of interest;

(ii) not to appropriate or divert corporate opportunities;

(iii) to maintain confidential information of the Company and not use such information for personal benefit; and

(iv) to disclose information vital to the business of the Company in the possession of a director;

(b) exercises the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances; and

(c) acts in accordance with the Act and the Company's Articles.

ANNUAL PERFORMANCE EVALUATION

The Board, committees and each individual director will be regularly assessed regarding his, her, or its effectiveness and contribution. An assessment will consider (a) in the case of the Board or a board committee, its mandate or charter, and (b) in the case of an individual director, the applicable position description(s), as well as the competencies and skills each individual director is expected to bring to the Board.

The Company will organize annual board performance evaluations which will involve individual director assessments.

EFFECTIVE DATE

This Mandate was approved and adopted by the Board on March 7, 2019 (the "Effective Date") and is and shall be effective and in full force and effect in accordance with its terms and conditions from and after such date.

GOVERNING LAW

This Mandate shall be interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable in that province.

APPENDIX "B"

FIRST MAJESTIC SILVER CORP.

DESCRIPTION OF LONG TERM INCENTIVE PLAN

APPENDIX "B"

DESCRIPTION OF LONG TERM INCENTIVE PLAN

The Long Term Incentive Plan ("LTIP") was approved by shareholders at the Company's annual and special meeting held May 23, 2019. A full copy of the LTIP was included in the information circular for that meeting and is available under the Company's profile at www.sedar.com. Capitalized terms used in this summary and not otherwise defined shall have the meanings given to such terms in the LTIP.

The annual "burn rate" for the Company's LTIP for the year ended December 31, 2019 was 1.43%.

The material terms of the LTIP are set out below.

• Maximum Number of Shares Issuable - The maximum number of shares issuable under the LTIP, together with the number of shares issuable under any other Security-Based Compensation Arrangements of the Company, shall not in the aggregate exceed 8% of the issued and outstanding shares of the Company (calculated as at the grant date of such Awards), provided that the maximum number of Share Units (which includes Restricted Share Units, Performance Share Units and Deferred Share Units) will not exceed 1.0% of the issued and outstanding shares of the Company (calculated as at the grant date of such Awards).

• Types of Awards - Pursuant to the LTIP, the Company may issue Options, Restricted Share Units, Performance Share Units and Deferred Share Units.

• Plan Limits - When combined with all of the Company's other security-based compensation arrangements, the LTIP shall not result in:

• the number of Shares issuable to any one person at any time exceeding 5% of the issued and outstanding Shares;

• the number of Shares issued to Insiders within a one-year period exceeding 8% of the issued and outstanding Shares; or

• the number of Shares issuable to Insiders at any time exceeding 8% of the issued and outstanding Shares.

The LTIP shall not result in:

• the number of Shares issuable to all non-executive directors of the Company exceeding 1% of the issued and outstanding Shares at such time; or

• the number of Shares issuable to any one non-executive director within a one-year period exceeding an Award value of $150,000 per such non-executive director, of which no more than $100,000 may comprise Options based on a valuation method acceptable to the Board.

Options

• Stock Option Terms and Exercise Price - The number of Shares subject to each Option grant, the exercise price, vesting, expiry date and other terms and conditions thereof will be determined by the Board. The exercise price of each Option shall in no event be lower than the Market Price of the Shares on the grant date.

• Term - Unless otherwise specified at the time of grant, Options shall expire 10 years from the date of grant, unless terminated earlier in accordance with the LTIP. Options that otherwise expire during a trading blackout shall be extended until ten trading days following the expiration of the blackout period.

• Vesting Schedule - Options vest and become exercisable in 25% increments on each of the 12 month, 18 month, 24 month and 30 month anniversaries from the grant date. Options granted to the Chief Executive Officer of the Corporation which have an initial expiry date which is more than five years after the Award Date shall instead vest in equal portions on each of the first, second, third, fourth and fifth anniversaries of the Award Date.

• Exercise of Option - A participant may exercise vested Options by (i) payment of the exercise price per Share subject to each Option, or (ii) if permitted by the Board, on a cashless basis by receiving that number of Shares equal to the current Market Price less the Option Price multiplied by the number of Options exercised as the numerator, divided by the current Market Price, as the denominator.

• Circumstances Causing Cessation of Entitlement - If a Participant ceases to be a Director, Employee or Consultant of the Company, the Options will vest and expire in accordance with Section 5.5 of the LTIP. A summary of these provisions for Directors and Employees in contained in the table below:

(a) If the Participant is an Employee:

Reason for Termination	Vesting	Expiry of Option

Death or Disability	Any Options held by a Participant on the date of death or disability and which are unvested as of such date will not vest.	The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) of the LTIP and (ii) one year from the date of death or Disability of the Participant.

Change in Control	Options will vest in accordance with Section 11 of the LTIP.	Options expire in accordance with Section 11 of the LTIP.

Ceasing to be Employed for Employee Cause Event	Any Options which are unvested as of the date the Participant ceases to be an Employee will not vest, unless determined otherwise by the Board.	The expiry date of the Options will be the date the Participant ceases to be an Employee.

Mandatory Retirement	All unvested Options of the Participant will immediately vest and become immediately exercisable	The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) of the LTIP and (ii) one year from the date of retirement.

Ceasing to be Employed but continues to be engaged as a Director or Consultant	The vesting of the Options will continue as set out in the Option Award Agreement.	The expiry date of the Options will remain unchanged.

Ceasing to be Employed other than as set out above	Any Options which are unvested as of the date the Participant ceases to be an Employee will not vest, unless determined otherwise by the Board.

The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) of the LTIP and (ii) the 60th day following the date the Participant ceases to be an Employee.

(b) If the Participant is a Director:

Reason for Termination	Vesting	Expiry of Option

Death or Disability	Unvested Options will automatically vest in full as of the date of death or disability and become immediately exercisable.	The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) of the LTIP and (ii) one year from the date of death or Disability of the Participant.

Change in Control	Options will vest in accordance with Section 11 of the LTIP.	Options expire in accordance with Section 11 of the LTIP.

Reason for Termination	Vesting	Expiry of Option

Ceasing to Hold Office but continues to be engaged as an Employee or Consultant	The vesting of the Options will continue as set out in the Option Award Agreement.	The expiry date of the Options will remain unchanged.

Ceasing to Hold Office for Director Cause Event	Any Options held by Participant on the date the Participant ceases to be a Director which are unvested as of such date will not vest.	The expiry date of the Options will be the date the Participant ceases to be a Director.

Mandatory Retirement	All unvested Options of the Participant will immediately vest and become immediately exercisable	The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) of the LTIP and (ii) one year from the date the Participant ceases to be a Director.

Ceasing to Hold Office other than as set out above	All unvested Options of the Participant will immediately vest and become immediately exercisable.

The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) of the LTIP and (ii) the 180th day following the date the Participant ceases to be a Director.

(c) If the Participant is a Consultant:

Reason for Termination	Vesting	Expiry of Option

Death or Disability	Any Options held by a Participant on the date of death or Disability and which are unvested as of such date will not vest.	The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) of the LTIP and (ii) one year from the date of death or Disability of the Participant.

Change in Control	Options will vest in accordance with Section 11 of the LTIP.	Options expire in accordance with Section 11 of the LTIP.

Ceasing to be a Consultant due to completion/termination of contract	Any Options which are unvested as of the date the Participant ceases to be a Consultant will not vest, unless determined otherwise by the Board

The expiry date of the Options will be the earlier of (i) the expiry date established under Section 5.2(c) of the LTIP and (ii) the 60th day following the date the Participant ceases to be a Consultant

Ceasing to be a Consultant due to completion/termination of contract but continues to be engaged as a Director or Employee	The vesting of the Options will continue as set out in the Option Award Agreement.	The expiry date of the Options will remain unchanged.

Ceasing to be a Consultant and concurrently hired and becomes an Employee	The Options previously granted to the Consultant will flow through to the Employee on the same terms and conditions of the original grant of Options.	The Options previously granted to the Consultant will flow through to the Employee on the same terms and conditions of the original grant of Options.

Restricted Share Units and Performance Share Units

• Terms - Restricted Share Units and Performance Share Units are notional securities that entitle the recipient to receive cash or Shares at the end of a vesting period. Vesting of Performance Share Units is contingent upon achieving certain performance criteria, thus ensuring greater alignment with the long-term interests of shareholders. The terms applicable to Restricted Share Units and Performance Share Units under the LTIP (including the vesting schedule, performance cycle, performance criteria for vesting and whether dividend equivalents will be credited to a participant's account) are determined by the Board at the time of the grant.

• Vesting - Unless otherwise provided, Restricted Share Units typically vest in three equal instalments on the first three anniversaries of the date the Restricted Share Unit was granted. Unless otherwise noted, Performance Share Units shall vest as at the date that is the end of their specified performance cycle, subject to any performance criteria having been satisfied.

• Settlement - On settlement, the Company shall, for each vested Restricted Share Unit or Performance Share Unit being settled, deliver to a Participant either (a) one Share, (b) a cash payment equal to the Market Price of one Share as of the vesting date, or (c) any combination of cash and Shares equal to the Market Price of one Share as of the vesting date, at the discretion of the Board.

• Dividend Equivalents - As dividends are declared, additional Restricted Share Units and Performance Share Units may be credited to a Participant in an amount equal to the greatest whole number which may be obtained by dividing (i) the value of such dividend or distribution on the payment date therefore by (ii) the Market Price of one Share on such date.

• Circumstances Causing Cessation of Entitlement - If a Participant ceases to be a Director, Employee or Consultant of the Company, the Restricted Share Units and Performance Share Units will be treated in accordance with Section 7.6 and 6.6 of the LTIP respectively. A summary of these provisions for Directors and Employees in contained in the table below:

(a) Restricted Share Units - If the Participant is an Employee:

Reason for Termination	Treatment of Restricted Share Units

Death or Disability

Outstanding Restricted Share Units that were vested on or before the date of death or disability will be settled as of the date of death or disability. Outstanding Restricted Share Units that were not vested on or before the date of death or disability will in all respects terminate as of the date of death or disability.

Change in Control	Restricted Share Units vest in accordance with Section 11 of the LTIP.

Ceasing to be Employed for Employee Cause Event	Outstanding Restricted Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be an Employee.

Mandatory Retirement

Outstanding Restricted Share Units that were vested on or before the date the Participant ceases to be an Employee will be settled as of the date the Participant ceases to be an Employee. Outstanding Restricted Share Units that would have vested on the next vesting date following the date the Participant ceases to be an Employee will vest and be settled as of such vesting date. Subject to the foregoing, any remaining Restricted Share Units will in all respects terminate as of the date the Participant ceases to be an Employee.

Ceasing to be Employed but continues to be engaged as a Director or Consultant	Outstanding Restricted Share Units will continue to vest pursuant to the RSU Award Agreement.

Reason for Termination	Treatment of Restricted Share Units

Ceasing to be Employed other than as set out above

Outstanding Restricted Share Units that were vested on or before the date the Participant ceases to be an Employee will be settled as of the date the Participant ceases to be an Employee. Outstanding Restricted Share Units that would have vested on the next vesting date following the date the Participant ceases to be an Employee will vest and be settled as of such vesting date. Subject to the foregoing, any remaining Restricted Share Units will in all respects terminate as of the date the Participant ceases to be an Employee.

(b) Restricted Share Units - If the Participant is a Director:

Reason for Termination	Treatment of Restricted Share Units

Death or Disability

Outstanding Restricted Share Units that were vested on or before the date of death or disability will be settled as of the date of death or disability. Outstanding Restricted Share Units that would have vested on the next vesting date following the date of death or disability will vest and be settled as of the date of death or disability, prorated to reflect the actual period between the Grant Date and the date of death or disability. Subject to the foregoing, any remaining Restricted Share Units will in all respects terminate as of the date of death or disability.

Change in Control	Restricted Share Units vest in accordance with Section 11 of the LTIP.

Ceasing to Hold Office but continues to be engaged as an Employee or Consultant	Outstanding Restricted Share Units will continue to vest pursuant to the RSU Award Agreement.

Ceasing to Hold Office for Director Cause Event	Outstanding Restricted Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be a Director.

Ceasing to Hold Office other than as set out above including Mandatory Retirement

Outstanding Restricted Share Units that were vested on or before the date the Participant ceases to be a Director will be settled as of the date of the Participant ceases to be a Director. Outstanding Restricted Share Units that would have vested on the next vesting date following the date the Participant ceases to be a Director will vest and be settled as of such vesting date. Subject to the foregoing, any remaining Restricted Share Units will in all respects terminate as of the date the Participant ceases to be a Director.

(c) Restricted Share Units - If the Participant is a Consultant:

Reason for Termination	Treatment of Restricted Share Units

Death or Disability

Outstanding Restricted Share Units that were vested on or before the date of death or Disability will be settled as of the date of death. Outstanding Restricted Share Units that were not vested on or before the date of death or Disability will in all respects terminate as of the date of death or Disability.

Change in Control	Restricted Share Units vest in accordance with Section 11 of the LTIP.

Ceasing to be a Consultant due to completion/termination of contract	Outstanding Restricted Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be a Consultant.

Reason for Termination	Treatment of Restricted Share Units

Ceasing to be a Consultant due to completion/termination of contract but continues to be engaged as a Director or Employee	Outstanding Restricted Share Units will continue to vest pursuant to the RSU Award Agreement.

Ceasing to be a Consultant and concurrently hired and becomes an Employee	The Restricted Share Units previously granted to the Consultant will flow through to the Employee on the same terms and conditions of the original grant of Restricted Share Units.

(d) Performance Share Units - If the Participant is an Employee:

Reason for Termination	Treatment of Performance Share Units

Death or Disability

Outstanding Performance Share Units that were vested on or before the date of death or disability will be settled as of the date of death or disability. Outstanding Performance Share Units that were not vested on or before the date of death or disability will in all respects terminate as of the date of death or disability.

Change in Control	Performance Share Units vest in accordance with Section 11 of the LTIP.

Ceasing to be Employed for Employee Cause Event	Outstanding Performance Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be an Employee.

Mandatory Retirement

Outstanding Performance Share Units that were vested on or before the date the Participant ceases to be an Employee will be settled as of the date the Participant ceases to be an Employee. Outstanding Performance Share Units that would have vested on the next vesting date following the date the Participant ceases to be an Employee, prorated to reflect the actual period between the commencement of the performance cycle and the date the Participant ceases to be an Employee, based on the Participant's performance for the applicable performance period(s) up to the date the Participant ceases to be an Employee, will be settled as of such vesting date. Subject to the foregoing, any remaining Performance Share Units will in all respects terminate as of the date the Participant ceases to be an Employee.

Ceasing to be Employed but continues to be engaged as a Director or Consultant	Outstanding Performance Share Units will continue to vest pursuant to the PSU Award Agreement.

Ceasing to be Employed other than as set out above

Outstanding Performance Share Units that were vested on or before the date the Participant ceases to be an Employee will be settled as of the date the Participant ceases to be an Employee. Outstanding Performance Share Units that would have vested on the next vesting date following the date the Participant ceases to be an Employee, prorated to reflect the actual period between the commencement of the performance cycle and the date the Participant ceases to be an Employee, based on the Participant's performance for the applicable performance period(s) up to the date the Participant ceases to be an Employee, will be settled as of such vesting date. Subject to the foregoing, any remaining Performance Share Units will in all respects terminate as of the date the Participant ceases to be an Employee.

(e) Performance Share Units - If the Participant is a Director:

Reason for Termination	Treatment of Performance Share Units

Death or Disability

Outstanding Performance Share Units that were vested on or before the date of death or disability will be settled as of the date of death or disability. Outstanding Performance Share Units that were not vested on or before the date of death or disability will vest and be settled as of the date of death or disability, prorated to reflect the actual period between the commencement of the performance cycle and the date of death or disability, based on the Participant's performance for the applicable performance period(s) up to the date of death or disability. Subject to the foregoing, any remaining Performance Share Units will in all respects terminate as of the date of death or disability.

Change in Control	Performance Share Units vest in accordance with Section 11 of the LTIP.

Ceasing to Hold Office but continues to be engaged as an Employee or Consultant	Outstanding Performance Share Units will continue to vest pursuant to the PSU Award Agreement.

Ceasing to Hold Office for Director Cause Event	Outstanding Performance Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be a Director.

Ceasing to Hold Office other than as set out above including Mandatory Retirement

Outstanding Performance Share Units that were vested on or before the date the Participant ceases to be a Director will be settled as of the date the Participant ceases to be a Director. Outstanding Performance Share Units that would have vested on the next vesting date following the date the Participant ceases to be a Director, prorated to reflect the actual period between the commencement of the performance cycle and the date the Participant ceases to be a Director, based on the Participant's performance for the applicable performance period(s) up to the date the Participant ceases to be a Director, will be settled as of such vesting date. Subject to the foregoing, any remaining Performance Share Units will in all respects terminate as of the date the Participant ceases to be a Director.

(f) Performance Share Units - If the Participant is a Consultant

Reason for Termination	Treatment of Performance Share Units

Death or Disability

Outstanding Performance Share Units that were vested on or before the date of death or Disability will be settled as of the date of death or disability. Outstanding Performance Share Units that were not vested on or before the date of death or Disability will in all respects terminate as of the date of death.

Change in Control	Performance Share Units vest in accordance with Section 11 of the LTIP.

Ceasing to be a Consultant due to completion/termination of contract	Outstanding Performance Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be a Consultant.

Ceasing to be a Consultant due to completion/termination of contract but continues to be engaged as a Director or Employee	Outstanding Performance Share Units will continue to vest pursuant to the PSU Award Agreement.

Reason for Termination	Treatment of Performance Share Units

Ceasing to be a Consultant and concurrently hired and becomes an Employee	The Performance Share Units previously granted to the Consultant will flow through to the Employee on the same terms and conditions of the original grant of Performance Share Units.

Deferred Share Units

• Terms - A Deferred Share Unit is a notional security that entitles the recipient to receive cash or Shares upon termination of the holder from all positions with the Company The terms applicable to Deferred Share Units under the LTIP (including whether dividend equivalents will be credited to a Participant's DSU Account) are determined by the Board at the time of the grant.

Under the LTIP, the Board may grant discretionary Deferred Share Units and mandatory or elective Deferred Share Units that are granted as a component of a non-executive director's annual retainer or an officer or employee's annual incentive.

• Vesting - Unless otherwise provided, mandatory or elective Deferred Share Units vest immediately and the Board determines the vesting schedule for discretionary Deferred Share Units at the time of grant.

• Settlement - Deferred Share Units may only be settled after the DSU Separation Date. At the grant date, the Board shall stipulate whether the Deferred Share Units are paid in cash, Shares, or a combination of both, in an amount equal to the Market Price of the notional Shares represented by the Deferred Share Units in the Participant's DSU Account.

• Credit to Account - As dividends are declared, additional Deferred Share Units may be credited to a Participant in an amount equal to the greatest whole number which may be obtained by dividing (i) the value of such dividend or distribution on the payment date therefore by (ii) the Market Price of one Share on such date.

• Circumstances Causing Cessation of Entitlement - If a Participant ceases to be a Director, Employee or Consultant of the Company, the Deferred Share Units will be treated in accordance with Section 8.6 of the LTIP. A summary of these provisions for Directors and Employees is contained in the table below:

(a) If the Participant is an Employee:

Reason for Termination	Treatment of Deferred Share Units

Death or Disability

Outstanding Deferred Share Units that were vested on or before the date of death or disability will be settled as of the date of death or disability. Outstanding Deferred Share Units that were not vested on or before the date of death or disability will in all respects terminate as of the date of death or disability.

Change in Control	Deferred Share Units vest in accordance with Section 11 of the LTIP.

Ceasing to be Employed for Employee Cause Event	Outstanding Deferred Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be an Employee.

Mandatory Retirement

Outstanding Deferred Share Units that were vested on or before the date the Participant ceases to be an Employee will be settled as of the date the Participant ceases to be an Employee. Outstanding Deferred Share Units that would have vested on the next vesting date following the date the Participant ceases to be an Employee will be settled as of such vesting date. Subject to the foregoing, any remaining Deferred Share Units will in all respects terminate as of the date the Participant ceases to be an Employee.

Ceasing to be Employed but continues to be engaged as a Director or Consultant	Outstanding Deferred Share Units will continue to vest pursuant to the DSU Award Agreement.

Reason for Termination	Treatment of Deferred Share Units

Ceasing to be Employed other than as set out above

Outstanding Deferred Share Units that were vested on or before the date the Participant ceases to be an Employee will be settled as of the date the Participant ceases to be an Employee. Outstanding Deferred Share Units that would have vested on the next vesting date following the date the Participant ceases to be an Employee will be settled as of such vesting date. Subject to the foregoing, any remaining Deferred Share Units will in all respects terminate as of the date the Participant ceases to be an Employee.

(b) If Participant is a Director

Reason for Termination	Treatment of Deferred Share Units

Death or Disability

Outstanding Deferred Share Units that were vested on or before the date of death or disability will be settled as of the date of death or disability. Outstanding Deferred Share Units that were not vested on or before the date of death or disability will vest and be settled as of the date of death, prorated to reflect the actual period between the Grant Date and the date of death or disability. Subject to the foregoing, any remaining Deferred Share Units will in all respects terminate as of the date of death or disability.

Change in Control	Deferred Share Units vest in accordance with Section 11 of the LTIP.

Ceasing to Hold Office but continues to be engaged as an Employee or Consultant	Outstanding Deferred Share Units will continue to vest pursuant to the DSU Award Agreement.

Ceasing to Hold Office for Director Cause Event	Outstanding Deferred Share Units (whether vested or unvested) will automatically terminate on the date the Participant ceases to be a Director.

Ceasing to Hold Office other than as set out above including Mandatory Retirement

Outstanding Deferred Share Units that were vested on or before the date the Participant ceases to be a Director will be settled as of the date the Participant ceases to be a Director. Outstanding Deferred Share Units that would have vested on the next vesting date following the date the Participant ceases to be a Director will be settled as of such vesting date. Subject to the foregoing, any remaining Deferred Share Units will in all respects terminate as of the date the Participant ceases to be a Director.

(c) If the Participant is a Consultant:

Reason for Termination	Treatment of Deferred Share Units

Death or Disability

Outstanding Deferred Share Units that were vested on or before the date of death or Disability will be settled as of the date of death or Disability. Outstanding Deferred Share Units that were not vested on or before the date of death or Disability will in all respects terminate as of the date of death or Disability.

Change in Control	Deferred Share Units vest in accordance with Section 11 of the LTIP.

Ceasing to be a Consultant due to completion/termination of contract	Outstanding Deferred Share Units will continue to vest pursuant to the DSU Award Agreement.

Reason for Termination	Treatment of Deferred Share Units

Ceasing to be a Consultant due to completion/termination of contract but continues to be engaged as a Director or Employee	Outstanding Deferred Share Units will continue to vest pursuant to the DSU Award Agreement.

Ceasing to be a Consultant and concurrently hired and becomes an Employee	The Deferred Share Units previously granted to the Consultant will flow through to the Employee on the same terms and conditions of the original grant of Deferred Share Units.

General

• Clawback Policy - Awards granted under the LTIP may be subject to forfeiture in certain instances under the Company's Code of Ethical Conduct. See "Executive Compensation-Incentive Compensation Clawback Policy".

• Assignment - Awards under the LTIP are non-assignable and non-transferable other than to a Participant's Personal Representatives.

• Amendments Not Requiring Shareholder Approval - The Board may amend the LTIP or Awards at any time, provided, however, that no such amendment may materially and adversely affect any Award previously granted to a Participant without the consent of the Participant, except to the extent required by applicable law (including TSX requirements). Any such amendment will be subject to all necessary regulatory approvals. Without limiting the generality of the foregoing, the Board may make certain amendments to the LTIP or Awards without obtaining the approval of the shareholders of the Company including, but not limited to:

(a) altering, extending or accelerating the terms and conditions of vesting of any Awards;

(b) a change to the termination provisions of the LTIP or any Award which does not entail an extension beyond the original expiry date;

(c) amending or modifying the mechanics of exercise or settlement of Awards;

(d) effecting amendments of a "housekeeping" or ministerial nature (i.e. any amendment necessary to comply with the provisions of applicable laws or rules, regulations and policies of the TSX);

(e) effecting amendments respecting the administration of the LTIP;

(f) effecting amendments necessary to suspend or terminate the LTIP;

(g) amending the change of control provisions of the LTIP, provided that any amendment does not allow Participants to be treated any more favourably than other holders of shares with respect to the consideration that the Participants would be entitled to receive for their Shares upon a Change in Control;

(h) any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX) or that is not expected to materially adversely affect the interests of the shareholders of the Company.

• Amendments Requiring Shareholder Approval - Shareholder approval (or disinterested shareholder approval, if required by the policies of the TSX) will be required for the following types of amendments:

(a) any increase in the number of shares issuable under the LTIP or the percentage limit set out in Section 4.1 of the LTIP, except such increases by operation of Sections 4.1 or 10 of the LTIP;

(b) with respect to Options, any reduction in the exercise price of an Option or the cancellation and reissue of an Option;

(c) any extension of (i) the term of an Option beyond its original expiry date or (ii) the date on which a Performance Share Unit, Restricted Share Unit or Deferred Share Unit will be forfeited or terminated in accordance with its terms, except as may be effected in connection with a blackout period;

(d) any amendment to permit the transfer or assignment of an Award other than for normal estate settlement purposes;

(e) any amendment to the insider participation limits or non-executive director limits under the LTIP or any amendment to the amendment sections of the LTIP; and

(f) any amendment required to be approved by shareholders under applicable law or pursuant to the rules, regulations and policies of the TSX.

• Financial Assistance - The LTIP provides that the Company may not offer financial assistance in respect of the exercise of any Award.

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